                                                       RULE NO. 424(b)(3)
                                                       REGISTRATION NO. 33-62313



++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED IN THIS PRELIMINARY PROSPECTUS SUPPLEMENT IS SUBJECT TO +
+COMPLETION OR AMENDMENT. THIS PRELIMINARY PROSPECTUS SUPPLEMENT AND THE       +
+ACCOMPANYING PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE          +
+SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE          +
+SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE + +WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES +
+LAWS OF ANY SUCH JURISDICTION.                                                +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                 SUBJECT TO COMPLETION, DATED OCTOBER 24, 1995

PROSPECTUS SUPPLEMENT
(to Prospectus dated October 18, 1995)

                               12,000,000 SHARES

                              [LOGO] CABLEVISION
                        CABLEVISION SYSTEMS CORPORATION
                               DEPOSITARY SHARES
              EACH REPRESENTING A ONE-TENTH INTEREST IN A SHARE OF
         % SERIES I CUMULATIVE CONVERTIBLE EXCHANGEABLE PREFERRED STOCK

                                  -----------

  Each of the Depositary Shares offered hereby represents a one-tenth interest
in a share of    % Series I Cumulative Convertible Exchangeable Preferred
Stock, par value $.01 per share (the "Series I Preferred Stock"), of Cablevision Systems Corporation (the "Company") deposited with the Depositary (as defined), and through the Depositary entitles the holder, in proportion to the fractional interest in a share of Series I Preferred Stock represented by such Depositary Share, to all rights and preferences of the Series I Preferred Stock represented thereby, including dividend, voting, redemption, conversion, exchange and liquidation rights. The Depositary Shares will be evidenced by Depositary Receipts issued pursuant to the Deposit Agreement (as defined). See "Description of Depositary Shares".
  Dividends on the Series I Preferred Stock represented by the Depositary Shares are cumulative from the date of issuance and are payable at an annual
rate of $    per share on January 1, April 1, July 1 and October 1 of each year, commencing January 1, 1996. The Depositary Shares are redeemable, in whole or in part, at the option of the Company at any time on or after November
  , 1998, at the redemption prices set forth herein, plus accrued and unpaid dividends thereon to the date of redemption. The Series I Preferred Stock has a liquidation preference of $250.00 per share (equivalent to $25.00 per Depositary Share), plus accrued and unpaid dividends thereon. The Depositary Shares are convertible, at the option of the holder at any time after January
 , 1996, unless previously redeemed, into shares of the Company's Class A Common Stock, par value $.01 per share (the "Class A Common Stock"), at a
conversion price of $    per share of Class A Common Stock (equivalent to a
conversion rate of     shares of Class A Common Stock per Depositary Share),
subject to adjustment under certain conditions. On October 23, 1995, the last reported sale price of the Class A Common Stock (symbol "CVC") on the American Stock Exchange (the "ASE") was $54.00 per share. See "Description of Series I Preferred Stock".
  The Depositary Shares are exchangeable, subject to certain conditions, in whole but not in part, at the option of the Company on any quarterly dividend
payment date on or after November   , 1997, for the Company's  % Convertible
Subordinated Debentures due 2007 (the "Exchange Debentures") at a rate of $25.00 principal amount of Exchange Debentures for each Depositary Share. The Exchange Debentures, if issued, will bear interest payable semi-annually and will have the terms and conditions set forth elsewhere in this Prospectus Supplement. See "Description of Exchange Debentures".
  Upon the occurrence of a Change of Control (as defined), the conversion price of the Depositary Shares will be reduced, for a limited period, in certain circumstances in order to provide holders a lower conversion price at a time when the Market Value (as defined) of the Class A Common Stock is less than the then prevailing conversion price. See "Description of Series I Preferred Stock."
  Application has been made to list the Depositary Shares and the Class A Common Stock issuable in respect of the Depositary Shares on the ASE. The Depositary Shares will be listed on the ASE under the symbol "CVCPR".

  INVESTMENT IN THE DEPOSITARY SHARES INVOLVES SIGNIFICANT RISKS DISCUSSED UNDER "RISK FACTORS" ON PAGE 3 OF THE ACCOMPANYING PROSPECTUS WHICH SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS.

                                  -----------

 THESE SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE SECURITIES AND
    EXCHANGE  COMMISSION  OR  ANY  STATE  SECURITIES COMMISSION,  NOR  HAS
        THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
           COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
               PROSPECTUS  SUPPLEMENT  OR  THE  PROSPECTUS  TO
                  WHICH IT RELATES.  ANY REPRESENTATION  TO
                      THE CONTRARY IS A CRIMINAL OFFENSE.

================================================================================

                                PRICE TO             UNDERWRITING           PROCEEDS TO
                               PUBLIC (1)            DISCOUNT (2)           COMPANY (3)
---------------------------------------------------------------------------------------
Per Depositary Share...           $                      $                      $
---------------------------------------------------------------------------------------
Total (4)..............       $                      $                      $

================================================================================

(1) Plus accrued dividends, if any, from November   , 1995.
(2) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting".
(3) Before deducting expenses payable by the Company estimated at $   .
(4) The Company has granted to the Underwriters a 30-day option to purchase up to 1,800,000 additional Depositary Shares solely to cover over-allotments. If all such Depositary Shares are purchased, the total Price to Public,
    Underwriting Discount, and Proceeds to Company will be $   , $   , and
    $   , respectively. See "Underwriting".

                                  -----------

  The Depositary Shares are offered, subject to prior sale, when, as and if delivered to and accepted by the Underwriters, and subject to approval of certain legal matters by counsel for the Underwriters and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the Depositary Shares will be made against payment therefor on or about November , 1995, at the offices of Bear, Stearns & Co. Inc., 245 Park Avenue, New York, New York 10167.

BEAR, STEARNS & CO. INC.
                              MERRILL LYNCH & CO.
                                                            MORGAN STANLEY & CO.
                                                                INCORPORATED
          The date of this Prospectus Supplement is November  , 1995.

  As used herein, unless the context otherwise requires, the term "Company" refers to Cablevision Systems Corporation and its subsidiaries. The term "Consolidated Financial Statements" refers to the Company's Consolidated Financial Statements and the notes thereto incorporated by reference from the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1994 (the "Form 10-K") and the term "Management's Discussion and Analysis" refers to the Management's Discussion and Analysis of Financial Condition and Results of Operations incorporated by reference from the Form 10-K, the Company's Quarterly Reports on Form 10-Q and the Company's Current Report on Form 8-K filed on October 17, 1995. See "Incorporation of Certain Documents by Reference" in the accompanying Prospectus.

                               ----------------

  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICES OF THE DEPOSITARY SHARES, THE SERIES I PREFERRED STOCK AND THE SHARES OF CLASS A COMMON STOCK OF THE COMPANY AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE AMERICAN STOCK EXCHANGE OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                         FOR CALIFORNIA RESIDENTS ONLY

  WITH RESPECT TO SALES OF SERIES I PREFERRED STOCK, DEPOSITARY SHARES OR ANY OTHER SECURITIES OF CABLEVISION SYSTEMS CORPORATION, OFFERED HEREBY TO CALIFORNIA RESIDENTS, SUCH SECURITIES MAY BE SOLD ONLY TO (1) "ACCREDITED INVESTORS" WITHIN THE MEANING OF REGULATION D UNDER THE SECURITIES ACT OF 1933, (2) BANKS, SAVINGS AND LOAN ASSOCIATIONS, TRUST COMPANIES, INSURANCE COMPANIES, INVESTMENT COMPANIES REGISTERED UNDER THE INVESTMENT COMPANY ACT OF 1940, PENSION AND PROFIT SHARING TRUSTS, ANY CORPORATIONS OR OTHER ENTITIES WHICH, TOGETHER WITH SUCH CORPORATION'S OR OTHER ENTITY'S AFFILIATES, HAVE A NET WORTH ON A CONSOLIDATED BASIS ACCORDING TO THEIR MOST RECENT REGULARLY PREPARED FINANCIAL STATEMENTS (WHICH SHALL HAVE BEEN REVIEWED BUT NOT NECESSARILY AUDITED, BY OUTSIDE ACCOUNTANTS) OF NOT LESS THAN $14,000,000 AND SUBSIDIARIES OF THE FOREGOING, (3) ANY NATURAL PERSON OR ANY CORPORATION, PARTNERSHIP OR ORGANIZATION (OTHER THAN A CORPORATION, PARTNERSHIP OR ORGANIZATION FORMED FOR THE SOLE PURPOSE OF PURCHASING THE SECURITIES BEING OFFERED HEREBY) WHO PURCHASES AT LEAST $1,000,000 AGGREGATE AMOUNT OF THE SECURITIES OFFERED HEREBY, OR (4) ANY NATURAL PERSON WHO (A) HAS INCOME OF $65,000 AND A NET WORTH OF $250,000, OR (B) HAS A NET WORTH OF $500,000 (IN EACH CASE, EXCLUDING HOME, HOME FURNISHINGS AND PERSONAL AUTOMOBILES). EACH CALIFORNIA RESIDENT PURCHASING THE SECURITIES OFFERED HEREBY WILL BE DEEMED TO REPRESENT BY SUCH PURCHASE THAT IT COMES WITHIN ONE OF THE AFOREMENTIONED CATEGORIES AND THAT IT WILL NOT SELL OR OTHERWISE TRANSFER SUCH SECURITY TO A CALIFORNIA RESIDENT UNLESS THE TRANSFEREE COMES WITHIN ONE OF THE AFOREMENTIONED CATEGORIES AND THAT IT WILL ADVISE THE TRANSFEREE OF THIS CONDITION WHICH TRANSFEREE, BY BECOMING SUCH, WILL BE DEEMED TO BE BOUND BY THE SAME RESTRICTIONS ON RESALE.

                                    SUMMARY

  The following summary is qualified in its entirety by the information appearing elsewhere in this Prospectus Supplement and the accompanying Prospectus and in the documents and financial statements incorporated therein by reference. Except as otherwise specified, the information in this Prospectus Supplement assumes that the Underwriters' overallotment option will not be exercised.

                                  THE COMPANY

  The Company is one of the largest operators of cable television systems in the United States, with approximately 2,753,000 subscribers in 19 states as of June 30, 1995 based on the number of basic subscribers in systems which the Company manages and which it owns or in which it has investments (including 91,000 subscribers in the Cablevision of Chicago system that was sold on August 4, 1995, as discussed below). The Company also has ownership interests in companies that produce and distribute national and regional programming services and provide advertising sales services for the cable television industry. The Company was formed in 1985 to effect a reorganization of its predecessors.

CABLE TELEVISION

  The cable television systems that are majority owned and managed by the Company (the "Company's cable television systems") served approximately 1,866,000 subscribers as of June 30, 1995 in New York, Ohio, Connecticut, New Jersey, Michigan and Massachusetts. In addition, the Company has non-majority investments in and manages cable television systems which served approximately 887,000 subscribers as of June 30, 1995 in Alabama, Arkansas, Florida, Illinois, Kansas, Kentucky, Maine, Massachusetts, Mississippi, Missouri, New Jersey, New York, North Carolina, Oklahoma, Pennsylvania and Tennessee. The Company's cable television systems have generally been characterized by relatively high revenues per subscriber ($37.14 for June 1995) and ratios of premium service units to basic subscribers (1.7:1 for June 1995). In calculating revenue per subscriber, the Company includes only recurring service revenues and excludes installation charges and certain other revenues such as advertising, pay-per-view and home shopping revenues.

PROGRAMMING SERVICES

  The Company conducts its programming activities through Rainbow Programming Holdings, Inc. ("Rainbow Programming"), its wholly-owned subsidiary, and through subsidiaries of Rainbow Programming in partnership with certain unaffiliated entities, including National Broadcasting Company, Inc. ("NBC") and Liberty Media Corporation. Rainbow Programming's businesses include eight regional SportsChannel services, four national entertainment services (American Movie Classics Company, Bravo Network, MuchMusic and the Independent Film Channel), Rainbow News 12 Company (a regional news service serving Long Island) and the national backdrop sports services of Prime SportsChannel Networks. Rainbow Programming also owns an interest in Madison Square Garden Corporation.

ADVERTISING SERVICES

  Rainbow Advertising Sales Corporation sells advertising time to national, regional and local advertisers on behalf of the Company's cable television systems and the SportsChannel and News 12 programming services, as well as on behalf of unaffiliated cable television systems.

COMPANY'S THIRD QUARTER RESULTS

  The Company's net revenues for the three and nine months ended September 30, 1995 increased 24% and 33%, respectively, over the corresponding 1994 periods. Increases of 12% and 21%, respectively, for the three and nine month periods were attributable to acquisitions made during 1994 and 1995. The remaining increases of 12% in each period came primarily from internal growth in the average number of subscribers (approximately 147,500 (10%) for the nine month 1995 period over the same 1994 period).

  Net losses for the three and nine months ended September 30, 1995 amounted to $41.7 million and $237.1 million, or $1.85 and $10.29 per common share (after preferred dividend requirements), as compared to net losses of $66.9 million and $178.7 million, or $2.93 and $7.82 per common share (after preferred dividend requirements), for the same periods in 1994. The increase in net loss for the nine month 1995 period was primarily due to the net losses of companies acquired during 1994. The decrease in net loss for the three month 1995 period reflects gains related to the sale of one cable affiliate and interests in one programming partnership aggregating approximately $36.2 million.

                                  THE OFFERING

Securities Offered..........  12,000,000 Depositary Shares (the "Depositary
                               Shares") each representing one-tenth of a share
                               of   % Series I Cumulative Convertible
                               Exchangeable Preferred Stock (the "Series I
                               Preferred Stock").

Dividends...................  Cumulative at    % per annum out of legally
                               available funds. Dividends will accrue from the date of issuance and are payable quarterly in arrears on January 1, April 1, July 1 and October 1 of each year, commencing January 1, 1996. The rights to dividends on the Depositary Shares will be cumulative (whether or not earned or declared) on a daily basis from the date of issuance of the Depositary Shares. For federal income tax purposes, distributions with respect to the Series I Preferred Stock will not qualify as dividends and will be treated as a return of capital. See "Certain Federal Income Tax Considerations--Distributions on Depositary
                               Shares".

Liquidation Preference......  $25 per Depositary Share plus accrued and unpaid dividends thereon.

Voting......................  Holders of the Series I Preferred Stock
                               represented by the Depositary Shares have no general voting rights except as provided by law and as provided in the Certificate of Designations therefor.

Optional Redemption.........  On and after November  , 1998, the Depositary
                               Shares are redeemable, at the option of the Company, in whole or in part, at the redemption prices set forth herein, plus accrued and unpaid dividends thereon to the date of redemption.

Special Conversion Rights...  The conversion price of the Depositary Shares will be reduced temporarily in certain
                               circumstances. In general, the reduction will occur if a Change of Control (as defined) occurs at a time that the Market Value (as defined) of the Class A Common Stock is less than the then prevailing conversion price. The conversion price will not be reduced below a value equal to 66 2/3% of the last reported sale price of the Class A Common Stock as set forth on the cover page of this Prospectus Supplement. No such adjustment will occur if a majority of the consideration received by the holders of the Class A Common Stock is Marketable Stock (as defined) of a successor corporation and under certain other circumstances. See "Description of Series I Preferred Stock."

Exchange....................  The Depositary Shares are exchangeable into the
                               Exchange Debentures at the option of the Company, in whole but not in part, on or after November , 1997.

Ranking.....................  The Series I Preferred Stock represented by the
                               Depositary Shares will rank, subject to certain conditions, junior as to payment of dividends and distributions upon liquidation, winding-up and dissolution of the Company to (i) each class of capital stock of the Company or series of preferred stock issued by the Company established after the initial issuance of the Series I Preferred Stock, the terms of which specifically provide that such class or series will rank senior to the Series I Preferred Stock as to dividends and distributions upon the liquidation, winding-up or dissolution of the Company, and (ii) all liabilities and obligations (whether or not for borrowed money) of the Company. The Series I Preferred Stock will rank on a parity with the Company's 8% Series C Cumulative Preferred Stock ("Series C Preferred Stock"), Series D Cumulative Preferred Stock (which may be issued in exchange for shares of Series C Preferred Stock), the 11 3/4% Series G Redeemable Exchangeable Preferred Stock (the "Series G Preferred Stock") and the 11 3/4% Series H Redeemable Exchangeable Preferred Stock (which may be issued in exchange for shares of Series G Preferred Stock). The Series I Preferred Stock will rank on a parity with the preferred stock proposed to be issued by the Company in the Proposed V Cable Transactions, discussed under "Recent Developments".

Conversion..................  The Series I Preferred Stock will be convertible into shares of Class A Common Stock at any time after January , 1996 at the option of the holder, at a conversion price set forth herein, subject to adjustment under certain conditions.

Restrictions on Company's
Ability to Pay  Dividends...
                              There are limitations on the Company's ability to
                               pay dividends on the Series I Preferred Stock. See "Description of Series I Preferred Stock-- Dividends".

Listing.....................  Application has been made to list the Depositary
                               Shares and the Class A Common Stock issuable in respect thereof on the American Stock Exchange.

Concurrent Offering.........  The Company is concurrently with the offering of the Depositary Shares offering $250 million of its senior subordinated notes due 2005 (the "2005 Notes"). The Company expects to apply the net proceeds from that offering (estimated to be $243.5 million) to the repayment of borrowings under the Company's principal bank credit agreement. The consummation of the offering of the 2005 Notes is not a condition to the consummation of the offering of the Depositary Shares offered hereby, nor is the consummation of the offering of the Depositary Shares a condition to the consummation of the offering of the 2005 Notes.

Use of Proceeds.............  The net proceeds to be received by the Company from the offering of the Depositary Shares are estimated to be $289.3 million, which will initially be applied to the repayment of borrowings under the Company's principal bank credit agreement. The Company expects to reborrow the amount repaid under the credit agreement. The Company expects to raise additional funds in the future. See "Use of Proceeds" herein.

                            SELECTED FINANCIAL DATA

  The historical consolidated statement of operations data (except for book value per common share, deficiency of earnings available to cover fixed charges and deficiency of earnings available to cover fixed charges and preferred stock dividends) and balance sheet data for each year ended December 31 and as of December 31 in each year in the five-year period ended December 31, 1994, included in the following selected financial data have been derived from the Consolidated Financial Statements of the Company, audited by KPMG Peat Marwick LLP, independent public accountants. The historical consolidated statement of operations data and balance sheet data for the periods ended and as of June 30, 1995 and 1994 included in the following selected financial data have been derived from financial statements of the Company that have not been audited, but that, in the opinion of the management of the Company, reflect all adjustments necessary for the fair presentation of such data for the interim periods. The results of operations for the six-month period ended June 30, 1995 are not necessarily indicative of the results of operations for the full year although the Company expects to incur a substantial loss for the year ending December 31, 1995.

                            SIX MONTHS ENDED
                                JUNE 30,                               YEAR ENDED DECEMBER 31,
                           -----------------------    --------------------------------------------------------------
                             1995          1994         1994          1993          1992          1991       1990
                           ---------     ---------    ---------     ---------     ---------     ---------  ---------
                                       (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF
 OPERATIONS
 DATA(1):
 Net revenues............  $ 509,135     $ 368,177    $ 837,169     $ 666,724     $ 572,487     $ 603,272  $ 562,989
 Operating expenses:
  Technical..............    193,243       134,640      302,885       241,877       204,449       213,059    202,850
  Selling, general and
   administrative........    131,611        72,404      195,942       172,687       120,356       121,527    118,825
  Restructuring charge...        --          4,306(2)     4,306(2)        --            --            --         --
  Depreciation and
   amortization..........    159,537       110,095      271,343       194,904       168,538       215,326    216,288
                           ---------     ---------    ---------     ---------     ---------     ---------  ---------
 Operating profit........     24,744        46,732       62,693        57,256        79,144        53,360     25,026
 Other income (expense):
  Interest expense, net..   (154,528)     (118,094)    (261,781)     (230,327)     (193,379)     (257,189)  (261,114)
  Provision for preferen-
   tial payment to
   related party.........     (2,800)       (2,800)      (5,600)       (5,600)       (2,662)          --         --
  Provision for loss on
   Olympics venture......        --            --           --            --        (50,000)(3)       --         --
  Loss on sale of pre-
   ferred stock..........        --            --           --            --        (20,000)(4)       --         --
  Write-off of deferred
   financing costs.......     (2,888)(5)       --        (9,884)(5)    (1,044)(5)   (12,284)(5)       --         --
  Loss on redemption of
   debentures............        --            --        (7,088)(5)       --            --            --         --
  Share of affiliates'
   net loss..............    (52,692)      (34,257)     (82,864)      (61,017)      (47,278)      (23,780)   (39,980)
  Gain (loss) on sale of
   programming interests,
   net...................        --            --           --           (330)        7,053        15,505        --
  Minority interest......     (4,276)          --        (3,429)        3,000           --            --         --
  Gain on sale of market-
   able securities, net..        --            --           --            --            733         5,806        --
  Settlement of litigation
   and related matters...        --            --           --            --         (5,655)       (9,677)       --
  Transaction fees.......        --            --           --            --            --            --      14,759
  Miscellaneous, net.....     (2,999)       (3,432)      (7,198)       (8,720)       (6,175)      (11,224)   (10,066)
                           ---------     ---------    ---------     ---------     ---------     ---------  ---------
 Net loss................   (195,439)     (111,851)    (315,151)     (246,782)     (250,503)     (227,199)  (271,375)
 Preferred dividend re-
  quirement..............     (4,918)       (2,054)      (6,385)         (885)         (885)       (4,464)    (4,065)
                           ---------     ---------    ---------     ---------     ---------     ---------  ---------
 Net loss applicable to
  common shareholders....  $(200,357)    $(113,905)   $(321,536)    $(247,667)    $(251,388)    $(231,663) $(275,440)
                           =========     =========    =========     =========     =========     =========  =========
 Net loss per common
  share..................  $   (8.45)    $   (4.88)   $  (13.72)    $  (10.83)    $  (11.17)    $  (10.32) $  (12.36)
                           =========     =========    =========     =========     =========     =========  =========
 Average number of common
  shares outstanding
  (in thousands).........     23,710        23,323       23,444        22,859        22,512        22,446     22,290
                           =========     =========    =========     =========     =========     =========  =========
 Book value per common
  share..................  $  (84.77)    $  (64.52)   $  (76.93)    $  (64.61)    $  (55.28)    $  (41.49) $  (31.36)
                           =========     =========    =========     =========     =========     =========  =========
 Deficiency of earnings
  available to cover
  fixed charges..........  $(195,402)    $(111,777)   $(315,003)    $(246,644)    $(250,429)    $(227,124) $(271,301)
                           =========     =========    =========     =========     =========     =========  =========
 Deficiency of earnings
  available to cover
  fixed charges and pre-
  ferred stock dividends.  $(200,320)    $(113,831)   $(321,388)    $(247,529)    $(251,314)    $(231,588) $(275,366)
                           =========     =========    =========     =========     =========     =========  =========

                                                   (footnotes on following page)

                           AS OF                       AS OF DECEMBER 31,
                          JUNE 30,   ----------------------------------------------------------
                            1995        1994        1993        1992        1991        1990
                         ----------  ----------  ----------  ----------  ----------  ----------
                                (DOLLARS IN THOUSANDS, EXCEPT PER SUBSCRIBER DATA)
CONSOLIDATED BALANCE
SHEET DATA(1):
 Total assets........... $2,254,868  $2,176,413  $1,309,444  $1,251,157  $1,475,672  $1,641,612
 Total debt.............  3,345,942   3,169,236   2,235,499   2,004,452   2,211,056   2,170,275
 Cumulative redeemable
  preferred stock(4)....        --          --          --          --       32,094      28,515
 Stockholders'
  deficiency............ (2,016,763) (1,818,535) (1,503,244) (1,250,248)   (932,428)   (702,448)
STATISTICAL DATA(1):
 Homes passed(6)........  3,004,000   2,899,000   2,240,000   2,019,000   2,005,000   1,976,000
 Basic service
  subscribers...........  1,866,000   1,768,000   1,379,000   1,262,000   1,372,000   1,326,000
 Basic penetration(7)...       62.1%       61.0%       61.5%       62.5%       68.4%       67.1%
 Number of premium
  television units......  3,223,000   3,208,000   3,003,000   2,802,000   2,326,000   2,401,000
 Average number of
  premium units per
  basic subscriber......        1.7         1.8         2.2         2.2         1.7         1.8
 Average monthly revenue
  per basic
  subscriber(8)......... $    37.14  $    36.33  $    36.59  $    37.64  $    34.43  $    34.09

--------
(1) The consolidated statement of operations, balance sheet and statistical data reflect (i) the deconsolidation of A-R Cable Services, Inc. ("A-R Cable"), effective as of January 1, 1992, as a result of the restructuring of A-R Cable, (ii) the acquisition of Cablevision of New York City ("Cablevision of NYC"), effective as of July 10, 1992, and (iii) various acquisitions of cable television systems and other businesses during the periods presented. (See "Business--Cable Television Operations" in the Form 10-K and "Condensed Pro Forma Consolidated Financial Information" herein.) Acquisitions made by the Company during the periods presented were accounted for under the purchase method of accounting and, accordingly, the acquisition costs were allocated to the net assets acquired based on their fair value, except for the acquisition of partnership interests in Cablevision of NYC from Charles F. Dolan and entities affiliated with him, which were recorded at Mr. Dolan's and such entities' historical costs. Acquisitions are reflected in the consolidated statement of operations, balance sheet and statistical data from the time of acquisition. Certain reclassifications have been made to the 1991 and 1990 financial statement amounts to conform to the 1992 presentation.
(2) The Company recorded a one-time charge in the first quarter of 1994 to provide for employee severance and related costs resulting from a restructuring of its operations.
(3) In 1992, the Company recognized a $50.0 million loss in connection with Rainbow Programming's commitment in respect of its venture with NBC relating to the 1992 Summer Olympics, which the Company paid in January 1993.
(4) In connection with the 1992 V Cable Reorganization (as defined under "The Company--Cable Television"), the Company redeemed A-R Cable's redeemable preferred stock on May 11, 1992, incurring a loss of $20 million.
(5) In connection with the 1992 V Cable Reorganization, the Company wrote off approximately $7.5 million of deferred financing costs related to the debt of V Cable, Inc. Also, a portion of the Company's deferred financing costs of approximately $4.8 million in 1992 and $1.0 million in 1993, related to the replacement of bank debt with subordinated debt, were written off. In October 1994, the Company entered into a new bank credit agreement and redeemed $200 million of its reset debentures. The related deferred financing costs and unamortized discount relating to each were written off and approximately $2.0 million in redemption fees was incurred in connection with the redemption of the reset debentures. In January 1995, Rainbow Programming amended its credit agreement to refinance its existing borrowings and to provide funds for the acquisition of SportsChannel (New
    York) Associates and Rainbow News 12 Company, resulting in an approximately $2.3 million write-off of deferred financing costs.
(6) Homes passed is based upon homes passed by cable actually marketed and does not include multiple dwelling units passed by the cable plant that are not connected to it.
(7) Basic penetration represents basic service subscribers at the end of the period as a percentage of homes passed at the end of the period.
(8) Based on recurring service revenues, excluding installation charges and certain other revenues such as advertising, pay-per-view and home shopping revenues, for the last month of the period, divided by average basic subscribers for that month.

                   SUPPLEMENTAL FINANCIAL AND OPERATING DATA

  The following tables set forth information concerning the Company's Core Restricted Group, Cablevision of NYC, combined Restricted Group (which includes Cablevision of NYC), V Cable and Monmouth Cable and Riverview Cable. In October 1994, Cablevision of NYC became a member of Cablevision's Restricted Group. The data should be read in conjunction with the Company's Consolidated Financial Statements and "Management's Discussion and Analysis".

                            SIX MONTHS ENDED
                                JUNE 30,                   YEAR ENDED DECEMBER 31,
                          -------------------------     ----------------------------------
     FINANCIAL DATA          1995           1994           1994         1993       1992
     --------------       ----------     ----------     ----------    ---------  ---------
                                         (DOLLARS IN THOUSANDS)
CORE RESTRICTED GROUP:
 STATEMENT OF OPERATIONS
  DATA:
  Net revenues........... $  229,381     $  212,632     $  435,171    $ 393,815  $ 378,171
  Operating profit before
   depreciation and
   amortization(1)(2)....    107,014        107,007        212,388      196,760    192,553
  Depreciation and amor-
   tization..............     60,846         53,667        119,760       90,407     85,939
  Operating profit(2)....     46,168         53,340         92,628      106,353    106,614
  Total interest expense      75,829         66,259        138,154      129,799    112,137
 BALANCE SHEET DATA:
  Total assets........... $1,018,329     $  847,397     $  929,376    $ 661,303  $ 547,373
  Senior debt............  1,014,375(3)     469,252        829,895(3)   359,022    585,381
  Subordinated debt......    623,571        822,855        623,534      822,781    474,247
  Total debt.............  1,637,946(3)   1,292,107      1,453,429(3) 1,181,803  1,059,628
 FINANCIAL RATIOS AND
  OTHER DATA:
  Operating profit before
   depreciation and
   amortization to net
   revenues..............       46.7%          50.3%          48.8%        50.0%      50.9%
  Total debt to
   operating profit
   before depreciation
   and amortization......        7.6x(4)        6.0x(4)        6.8x         6.0x       5.5x
  Operating profit before
   depreciation and
   amortization to total
   interest expense......        1.4x           1.6x           1.5x         1.5x       1.7x
  Capital expenditures... $   52,015     $   66,842     $  147,534    $ 106,379  $  65,331
CABLEVISION OF NYC:
 STATEMENT OF OPERATIONS
  DATA:
  Net revenues........... $   97,725     $   68,402     $  149,396    $ 101,539  $  67,409
  Operating profit before
   depreciation and
   amortization(1).......     26,796         16,125         36,928       18,803     11,731
 FINANCIAL RATIOS AND
  OTHER DATA:
  Operating profit before
   depreciation and
   amortization to net
   revenues..............       27.4%          23.6%          24.7%        18.5%      17.4%
  Capital expenditures... $   45,213     $   48,406     $  103,544    $  86,669  $  55,652
RESTRICTED GROUP:
 STATEMENT OF OPERATIONS
  DATA:
  Net revenues........... $  327,106     $  281,034     $  584,567    $ 495,354  $ 445,580
  Operating profit before
   depreciation and
   amortization(1).......    133,810        123,132        249,316      215,563    204,284
  Depreciation and amor-
   tization..............     81,483         68,523        154,187      111,366    102,015
  Operating profit.......     52,327         54,609         95,129      104,197    102,269
  Total interest expense      82,036         71,676        150,626      137,960    118,230
 BALANCE SHEET DATA:
  Total assets........... $1,212,428     $1,052,675     $1,119,882    $ 838,746  $ 660,002
  Senior debt............  1,152,975(3)     631,475        969,895(3)   488,128    664,081
  Subordinated debt......    623,571        822,855        623,534      822,781    474,247
  Obligation to related
   party.................    190,212         88,748        193,079       91,619     67,000
  Total debt.............  1,966,758(3)   1,543,078      1,786,508(3) 1,402,528  1,205,328
 FINANCIAL RATIOS AND
  OTHER DATA:
  Operating profit before
   depreciation and
   amortization to net
   revenues..............       40.9%          43.8%          42.6%        43.5%      45.8%
  Total debt to operating
   profit before
   depreciation and
   amortization..........        7.3x(4)        6.3x(4)        7.2x         6.5x       5.9x
  Operating profit before
   depreciation and
   amortization to total
   interest expense......        1.6x           1.7x           1.7x         1.6x       1.7x
  Capital expenditures... $   97,228     $  115,248     $  251,078    $ 193,048  $ 120,983

                                                   (footnotes on following page)

                          SIX MONTHS ENDED
                              JUNE 30,               YEAR ENDED DECEMBER 31,
                          ---------------------     ----------------------------
     FINANCIAL DATA         1995         1994         1994      1993      1992
     --------------       --------     --------     --------  --------  --------
                                     (DOLLARS IN THOUSANDS)
V CABLE:
 STATEMENT OF OPERATIONS
  DATA:
  Net revenues........... $ 72,789     $ 70,018     $140,691  $137,853  $129,409
  Operating profit before
   depreciation and
   amortization(1).......   32,929       34,796       68,592    65,789    63,773
  Depreciation and
   amortization..........   33,965       40,012       83,671    80,287    69,148
  Operating loss.........   (1,036)      (5,216)     (15,079)  (14,498)   (5,375)
  Total interest expense.   51,496       46,897       96,723    94,452    79,494
 BALANCE SHEET DATA:
  Total assets........... $411,907     $490,087     $447,381  $536,629  $558,988
  Total debt.............  880,888      844,091      862,440   832,964   799,098
 FINANCIAL RATIOS AND
  OTHER DATA:
  Operating profit before
   depreciation and
   amortization to net
   revenues..............     45.2%        49.7%        48.8%     47.7%     49.3%
  Total debt to operating
   profit before
   depreciation and
   amortization..........     13.3x(4)     12.0x(4)     12.6x     12.7x     12.5x
  Operating profit before
   depreciation and
   amortization to total
   interest expense......     0.64x        0.74x        0.71x     0.70x     0.80x
  Capital expenditures... $ 13,163     $  6,793     $ 19,981  $ 20,304  $ 17,608
MONMOUTH CABLE AND
RIVERVIEW CABLE:
 BALANCE SHEET DATA:
  Total assets........... $348,574          --      $375,982       --        --
  Senior debt............  209,000          --       230,000       --        --
  Subordinated debt......  141,268          --       141,268       --        --
  Total debt.............  350,268          --       371,268       --        --

                               AS OF JUNE 30,      AS OF DECEMBER 31,
                               -------------- ---------------------------------
       STATISTICAL DATA             1995        1994         1993       1992
       ----------------        -------------- ---------    ---------  ---------
                                          (DOLLARS IN THOUSANDS)
CORE RESTRICTED GROUP:
 Homes passed(5).............    1,315,000    1,309,000    1,086,000  1,079,000
 Basic service subscribers at
  end of period..............      950,000      928,000      815,000    790,000
 Basic penetration(6)........         72.2%        70.9%        75.0%      73.2%
 Number of premium television
  units......................    1,459,000    1,572,000    1,504,000  1,586,000
 Average number of premium
  units per basic subscriber.          1.5          1.7          1.8        2.0
 Average revenue per basic
  subscriber(7)..............    $   37.82    $   37.10    $   38.01  $   38.85
CABLEVISION OF NYC:
 Homes passed(5).............      912,000      829,000      645,000    436,000
 Basic service subscribers at
  end of period..............      371,000      315,000      214,000    134,000
 Basic penetration(6)........         40.7%        37.9%        33.1%      30.7%
 Number of premium television
  units......................    1,272,000    1,127,000    1,053,000    730,000
 Average number of premium
  units per basic subscriber.          3.4          3.6          4.9        5.4
 Average revenue per basic
  subscriber(7)..............    $   42.18    $   41.84    $   41.12  $   46.62
RESTRICTED GROUP:
 Homes passed(5).............    2,227,000    2,138,000    1,731,000  1,515,000
 Basic service subscribers at
  end of period..............    1,321,000    1,243,000    1,029,000    924,000
 Basic penetration(6)........         59.3%        58.1%        59.4%      61.0%
 Number of premium television
  units......................    2,731,000    2,699,000    2,557,000  2,316,000
 Average number of premium
  units per basic subscriber.          2.1          2.2          2.5        2.5
 Average revenue per basic
  subscriber(7)..............    $   39.03    $   38.29    $   38.65  $   39.96
V CABLE:
 Homes passed(5).............      515,000      513,000      509,000    504,000
 Basic service subscribers at
  end of period..............      372,000      364,000      350,000    338,000
 Basic penetration(6)........         72.2%        71.1%        68.7%      67.1%
 Number of premium television
  units......................      360,000      375,000(8)   446,000    485,000
 Average number of premium
  units per basic subscriber.          1.0          1.0          1.3        1.4
 Average revenue per basic
  subscriber(7)..............    $   31.10    $   30.41    $   30.56  $   31.30
MONMOUTH CABLE AND RIVERVIEW
CABLE:
 Homes passed(5).............      262,000      248,000          --         --
 Basic service subscribers at
  end of period..............      173,000      161,000          --         --
 Basic penetration(6)........         66.0%        65.1%         --         --
 Number of premium television
  units......................      132,000      133,000          --         --
 Average number of premium
  units per basic subscriber.          0.8          0.8          --         --
 Average revenue per basic
  subscriber(7)..............    $   35.70    $   34.67          --         --

                                                   (footnotes on following page)

FOOTNOTES
(1) Operating profit before depreciation and amortization is presented here to provide additional information about the Company's ability to meet future debt service, capital expenditures and working capital requirements. Operating profit before depreciation and amortization should be considered in addition to and not as a substitute for net income and cash flows as indicators of financial performance and liquidity as reported in accordance with generally accepted accounting principles.

(2) Includes management fees from Cablevision of NYC of $3.4 million, $2.4 million, $5.2 million, $3.5 million and $2.4 million, respectively.

(3) Excludes Cablevision MFR, Inc. seller note in the amount of approximately $141.3 million that is guaranteed by the Core Restricted Group (as defined under "The Company--Cable Television").

(4) Operating profit before depreciation and amortization is annualized for purposes of preparing interim financial ratios that include balance sheet items.

(5) Homes passed is based upon homes passed by cable actually marketed and does not include multiple dwelling units passed by the cable plant that are not connected to it.

(6) Basic penetration represents basic service subscribers at the end of the period as a percentage of homes passed at the end of the period.

(7) Based on recurring service revenues, excluding installation charges and certain other revenues such as advertising, pay-per-view and home shopping revenues, for the last month in the period presented, divided by the average number of basic subscribers for that month.

(8) Reflects the reclassification of units of Madison Square Garden Network subscribers to non-premium units in February 1994.

                                  THE COMPANY

  The Company is one of the largest operators of cable television systems in the United States, with approximately 2,753,000 subscribers in 19 states as of June 30, 1995 based on the number of basic subscribers in systems which the Company manages and which it owns or in which it has investments. The Company also has ownership interests in companies that produce and distribute national and regional programming services and provide advertising sales services for the cable television industry.

  For financing purposes, the Company is structured as a restricted group (collectively, the "Restricted Group"), consisting of Cablevision Systems Corporation and certain of its subsidiaries, including Cablevision of New York City ("Cablevision of NYC"), and an unrestricted group of subsidiaries, consisting primarily of V Cable, Inc. ("V Cable"), Cablevision MFR, Inc. ("Cablevision MFR") and Rainbow Programming Holdings, Inc., including Rainbow Advertising Sales Corporation ("Rainbow Advertising") (together, "Rainbow Programming"). In addition, the Company has an unrestricted group of investments, consisting of investments in A-R Cable Services, Inc. ("A-R Cable"), U.S. Cable Television Group, L.P. ("U.S. Cable"), Cablevision of Framingham Holding, Inc. ("CFHI"), A-R Cable Partners, Cablevision of Boston Limited Partnership ("Cablevision of Boston") and Cablevision of Newark. As discussed below under "Risk Factors", the Cablevision of Chicago system, which was managed by the Company and includes approximately 91,000 subscribers, was sold in August 1995 and is no longer managed by the Company. The Company's unrestricted subsidiaries and investments are collectively referred to herein as the "Unrestricted Group". The Restricted Group and each member of the Unrestricted Group that operates cable television systems are individually and separately financed. The indebtedness of V Cable and A-R Cable is non-recourse to the Company, other than with respect to the capital stock of such entities owned by the Company. Rainbow Programming's cash requirements have been financed to date by the Restricted Group, by sales of equity interests in the programming businesses and, as set forth below under "--Programming Services", through separate external debt financing. See "Management's Discussion and Analysis--Liquidity and Capital Resources" for a discussion of the restrictions on investments by the Restricted Group and certain other matters.

STRATEGY

  The Company's strategy has been to concentrate its cable television systems in and around two major metropolitan areas, New York City and Cleveland, Ohio, with a view to being the largest cable provider in each of these markets; to maximize its revenue per subscriber through the use of "tiered" packaging strategies for marketing premium services; to develop and promote niche programming services; and to remain an industry leader in upgrading the technological capabilities of its systems.

  The Company believes that its cable television systems on Long Island, New York comprise the largest contiguous group of cable television systems under common ownership in the United States (measured by number of subscribers). By developing systems in and around major metropolitan areas, including expansion through acquisitions in areas in which the Company has existing systems, the Company has been able to realize economies of scale in the operation and management of its systems, and capitalize on opportunities to create and market programming of regional interest.

  Through the current and planned upgrade of its cable plant, including the utilization of fiber optic cable and associated electronics, the Company is seeking to significantly increase its analog channel capacity and add new digital channel capacity that will facilitate the development of such adjunct new businesses as video on demand, near video on demand, information services, interactive services, including Internet access, residential telephony and commercial telephony. To implement successfully and roll out these adjunct new businesses beyond the initial development phases, the Company will require additional capital from the sale of equity in the capital markets (in addition to the offering of the Depositary Shares offered hereby) or to a strategic investor.

CABLE TELEVISION

  The cable television systems that are majority owned and managed by the Company (the "Company's cable televisions systems") served approximately 1,866,000 subscribers as of June 30, 1995 in New York, Ohio,
Connecticut, New Jersey, Michigan and Massachusetts. In addition, the Company has non-majority investments in and manages cable television systems which served approximately 887,000 subscribers as of June 30, 1995 in Alabama, Arkansas, Florida, Illinois, Kansas, Kentucky, Maine, Massachusetts, Mississippi, Missouri, New Jersey, New York, North Carolina, Oklahoma, Pennsylvania and Tennessee. The Company's cable television systems have generally been characterized by relatively high revenues per subscriber ($37.14 for June 1995) and ratios of premium service units to basic subscribers (1.7:1 for June 1995). In calculating revenue per subscriber, the Company includes only recurring service revenues and excludes installation charges and certain other revenues such as advertising, pay-per-view and home shopping revenues.

  The cable television operations in the Restricted Group (other than those of Cablevision of NYC) (such operations, the "Core Restricted Group") served approximately 950,000 subscribers as of June 30, 1995, primarily on Long Island, New York, in Connecticut (principally Fairfield County), in northern New Jersey, in Westchester County, New York and in Cleveland, Ohio. The revenue per subscriber and ratio of premium service units to basic subscribers for cable television systems in the Core Restricted Group for June 1995 were $37.82 and 1.5:1, respectively.

  In July 1992, the Company acquired from Charles F. Dolan, the Company's Chairman, substantially all of Cablevision of NYC (the "Cablevision of NYC Acquisition"), a cable television system under development in The Bronx and in parts of Brooklyn, New York. Prior to the acquisition, the Company had a 15% interest in Cablevision of NYC. Mr. Dolan remains a partner in Cablevision of NYC with a 1% interest and the right to certain preferential payments. See "Business--Consolidated Cable Affiliates--Cablevision of New York City" in the Form 10-K. As of June 30, 1995, Cablevision of NYC passed approximately 912,000 homes and served approximately 371,000 subscribers. Construction of the systems in The Bronx and in Brooklyn has been substantially completed. The Company expects that the remaining costs to complete the construction of the Cablevision of NYC systems will be financed by cash flow generated from the operations of Cablevision of NYC and the amounts available under the Company's principal bank credit agreement (the "Credit Agreement"). See "Management's Discussion and Analysis--Liquidity and Capital Resources--Cablevision of NYC".

  The cable television operations of the Unrestricted Group are conducted through the Company's unrestricted subsidiaries, V Cable and Cablevision MFR, through its unrestricted investments, consisting of A-R Cable, U.S. Cable, CFHI, A-R Cable Partners, Cablevision of Boston, and Cablevision of Newark.

  In August 1994, Cablevision MFR, a wholly-owned subsidiary of the Company, acquired substantially all of the assets of Monmouth Cablevision Associates ("Monmouth Cable") and Riverview Cablevision Associates, L.P. ("Riverview Cable"), consisting of cable television systems in New Jersey. Also in August 1994, CFHI, a corporation jointly-owned by the Company and E.M. Warburg Pincus Investors, L.P., acquired substantially all of the assets of Framingham Cablevision Associates Limited Partnership ("Framingham Cable"), consisting of a cable television system in Massachusetts. Additionally, in June 1994, a partnership comprised of subsidiaries of the Company and E.M. Warburg, Pincus & Co. Inc. completed the purchase of certain assets of Nashoba Communications, a group of three limited partnerships that operate three cable television systems in Massachusetts.

  V Cable was formed by the Company in February 1989 and served approximately 372,000 subscribers as of June 30, 1995, principally in the suburbs of Cleveland, Ohio and on Long Island. The revenue per subscriber and ratio of premium service units to basic subscribers for V Cable's systems for June 1995 were $31.10 and 1.0:1, respectively. As described under "Business-- Consolidated Cable Affiliates--V Cable" in the Form 10-K, the Company consummated a significant restructuring and reorganization involving V Cable and U.S. Cable (the "1992 V Cable Reorganization") on December 31, 1992. See also "Recent Developments--Proposed V Cable Transactions" for a description of certain transactions involving V Cable.

PROGRAMMING SERVICES

  The Company conducts its programming activities through Rainbow Programming, its wholly-owned subsidiary and member of the Unrestricted Group, and through subsidiaries of Rainbow Programming in partnership with certain unaffiliated entities, including National Broadcasting Company, Inc. ("NBC") and

Liberty Media Corporation ("Liberty"). Rainbow Programming's businesses include eight regional SportsChannel services, four national entertainment services (American Movie Classics Company ("AMCC"), Bravo Network ("Bravo"), MuchMusic ("MM") and the Independent Film Channel ("IFC")), Rainbow News 12 Company (a regional news service serving Long Island) and the national backdrop sports services of Prime SportsChannel Networks ("Prime SportsChannel"). Rainbow Programming also owns an interest in Madison Square Garden Corporation (discussed below). Rainbow Programming's SportsChannel services provide regional sports programming to the New York, Philadelphia, New England, Chicago, Cincinnati, Cleveland, San Francisco and Florida areas. AMCC is a national program service featuring classic, unedited and non-colorized films from the 1930s through the 1970s. Bravo is a national program service offering international films and performing arts programs, including jazz, dance, classical music, opera and theatrical programs. See "Business-- Programming Operations--General" in the Form 10-K. MM is a Canadian music service featuring music primarily from Canadian artists. IFC is a national program service that airs independent films made outside the traditional Hollywood system.

  In July 1994, Rainbow Programming purchased Liberty's 50% interest in AMCC for a purchase price of approximately $181.0 million pursuant to a buy-sell procedure set forth in the Partnership Agreement of AMCC. In July 1995, Rainbow Programming purchased NBC's interest in SportsChannel (New York) Associates and Rainbow News 12 Company (the "NBC Option") for an aggregate purchase price of approximately $95.5 million, and, effective as of such date, consolidated the results of operations of SportsChannel (New York) Associates and Rainbow News 12 Company with those of the Company. See "Recent Developments--NBC Option" and "Business--Programming Services" in the
Form 10-K.

  On March 10, 1995, MSG Holdings, L.P. ("MSG Holdings"), a partnership between a subsidiary of Rainbow Programming and a subsidiary of ITT Corporation ("ITT"), acquired Madison Square Garden Corporation ("MSG") in a transaction in which MSG was merged with and into MSG Holdings. MSG owns the Madison Square Garden Arena and the adjoining Paramount Theater, the New York Rangers professional hockey team, the New York Knicks professional basketball team and the Madison Square Garden Network, a sports programming network with over five million subscribers. Rainbow Programming has the option until March 10, 1996 to (i) acquire interests in MSG Holdings from ITT sufficient to equalize the interests of ITT and Rainbow Programming in MSG Holdings, (ii) maintain its investment at the initial level, or (iii) require ITT to purchase 50% of Rainbow Programming's initial interest in MSG Holdings at the price paid by Rainbow Programming for such interest plus an adjustment for Rainbow Programming's share of MSG Holdings' operating income after interest expense, if any, following the closing of the acquisition of MSG. Rainbow Programming has not determined which alternative it will pursue. See "Business-- Programming Services" in the Form 10-K.

ADVERTISING SERVICES

  Rainbow Advertising sells advertising time to national, regional and local advertisers on behalf of the Company's cable television systems and the SportsChannel and Rainbow News 12 Company programming services, as well as on behalf of unaffiliated cable television systems.

                              RECENT DEVELOPMENTS

PROPOSED V CABLE TRANSACTIONS

  The Company, V Cable and VC Holding, Inc. ("VC Holding") have entered into a general, non-binding letter of intent with General Electric Capital Corporation ("GECC"), the principal creditor of V Cable. In the transactions proposed by the letter of intent, the Company would issue to GECC preferred stock having an initial aggregate liquidation preference of $500 million for an aggregate purchase price of $500 million. It is anticipated that such preferred stock would be redeemable at the option of the Company and would be convertible at the option of the holder at certain times and in certain circumstances in whole or in part into Class A Common Stock at a conversion rate based upon the trading value of the Class A Common Stock at the time of such conversion. The Company would make an equity capital contribution to V Cable of the gross proceeds from such issuance and V Cable would apply such amounts as set forth below.

  As part of the proposed transactions contemplated by the letter of intent (together with the issuance of the preferred stock to GECC, the "Proposed V Cable Transactions"), the $500 million capital contribution received by V Cable would be applied as follows: (i) approximately $26 million to repay V Cable's outstanding indebtedness to GECC; (ii) approximately $93 million to repay to GECC a portion of U.S. Cable's debt payable by V Cable under certain circumstances; (iii) approximately $331 million to repay to GECC a portion of VC Holding's indebtedness; and (iv) $50 million would be used by VC Holding to make a preferred capital contribution to U.S. Cable as discussed below. The Company's $500 million capital contribution to V Cable has received the requisite approval of a majority of the Company's banks under the Credit Agreement.

  The Proposed V Cable Transactions also contemplate that V Cable will enter into one or more agreements pursuant to which, following the receipt of any required franchise and regulatory approvals, V Cable or one or more of its subsidiaries (i) will purchase the 80% of U.S. Cable that V Cable does not already own for approximately $4 million, (ii) will make a preferred capital contribution to U.S. Cable of $50 million, and (iii) will assume approximately $165 million of U.S. Cable indebtedness payable to GECC.

  As part of the Proposed V Cable Transactions, GECC would also agree to provide two new credit facilities, a $325 million three year revolving credit facility for V Cable's Ohio subsidiary (approximately $210 million of which would be drawn upon entering into such agreement) and a $260 million two year revolving credit facility for V Cable's Long Island subsidiary (approximately $220 million of which would be drawn upon entering into such agreement). The initial amounts drawn under the respective revolving credit facilities will be used to repay all remaining VC Holding debt to GECC. Both the Ohio and Long Island credit facilities would be entered into upon completion of final documentation and the receipt of any required franchise or regulatory approvals.

  The letter of intent between the Company and GECC is a general, non-binding letter of intent. There can be no assurance that the Proposed V Cable Transactions will be consummated or will be consummated in the form described in the letter of intent. If the Proposed V Cable Transactions, or similar transactions with respect to V Cable, fail to occur, then V Cable believes that it is likely that it will be unable to meet certain of its financial covenants as of December 31, 1995. To remedy the anticipated covenant defaults, V Cable may request waivers and/or amendments to its credit agreement and/or seek equity contributions from the Restricted Group. During 1995, the Restricted Group has made equity contributions aggregating $2.3 million to enable V Cable to meet certain of its financial covenants. There can be no assurance as to V Cable's ability to accomplish either of these alternatives in the future or the terms or timing of such alternatives. Assuming any covenant defaults are waived or cured, V Cable anticipates that its cash flow from operations and amounts available under the VC Holding revolving creditline will be sufficient to service its debt, to fund its capital expenditures and to meet its working capital requirements through 1996.

NBC OPTION

  On July 12, 1995, Rainbow Programming consummated the purchase of NBC's interest in SportsChannel (New York) Associates and Rainbow News 12 Company pursuant to the NBC Option, which Rainbow Programming entered into with NBC in connection with the MSG Acquisition, for an aggregate purchase price of approximately $95.5 million, and, effective as of such date, consolidated the results of operations of SportsChannel (New York) Associates and Rainbow News 12 Company with those of the Company. The purchase was financed principally by a drawdown of approximately $94.0 million under Rainbow Programming's $202 million amended and restated credit facility and an equity contribution by the Company of the balance of the purchase price.

ISSUANCE OF SERIES G PREFERRED STOCK

  On September 26, 1995, the Company issued 2.5 million shares of its 11 3/4% Series G Redeemable Exchangeable Preferred Stock (the "Series G Preferred Stock") with an aggregate liquidation preference of $250 million. The Company is required to redeem the Series G Preferred Stock on October 1, 2007 at a redemption price per share equal to the liquidation preference of $100, plus accrued and unpaid dividends thereon. Before October 1, 2000, dividends may, at the option of the Company, be paid in cash or by issuing fully paid and nonassessable shares of the Series G Preferred Stock with an aggregate liquidation preference equal to the amount of such dividends. On and after October 1, 2000, dividends must be paid in cash. The terms of the Series G Preferred Stock permit the Company, at its option, after January 1, 1996 to exchange the Series G Preferred Stock for the Company's 11 3/4% Senior Subordinated Debentures due 2007 (the "11 3/4% Debentures") in an aggregate principal amount equal to the aggregate liquidation preference of the shares of Series G Preferred Stock.

  Of the net proceeds of approximately $239.3 million received by the Company from the issuance and sale of the Series G Preferred Stock, $136.2 million has been applied to repay borrowings under the Company's Credit Agreement and $103.1 million will be applied to the redemption of the Company's outstanding Series E Redeemable Exchangeable Convertible Preferred Stock (the "Series E Preferred Stock") on November 2, 1995 at a redemption price equal to the aggregate liquidation preference plus accrued and unpaid dividends thereon.

CABLEVISION OF BOSTON ACQUISITION

  In June 1994, the Company and Cablevision of Boston entered into an agreement which is designed to give the Company full ownership of Cablevision of Boston. The agreement provides for the acquisition by the Company of the interests of Cablevision of Boston which it does not already own in a series of transactions. See "Condensed Pro Forma Consolidated Financial Information". Consummation of the transactions would result in the limited partners in Cablevision of Boston receiving Class A Common Stock of the Company with an expected aggregate market value of approximately $40 million. Upon consummation of the acquisition of Cablevision of Boston, the Company expects Cablevision of Boston to become a member of the Restricted Group. All outstanding subordinated advances made by the Company to Cablevision of Boston will become intercompany indebtedness if the acquisition of Cablevision of Boston is consummated. In addition, the Company, along with certain of its affiliates, are parties to a lawsuit filed with respect to the Company's acquisition of Cablevision of Boston. The action is brought on behalf of a purported class consisting of limited partners in Cablevision of Boston and seeks, among other matters, to enjoin the proposed acquisition of Cablevision of Boston and damages. The Company, along with the other defendants, is defending the action.

IMPACT OF PENDING TELECOMMUNICATIONS LEGISLATION ON FCC CABLE RATE REGULATION

  Both the U.S. Senate and the House of Representatives have passed legislation that would significantly relax cable rate regulation. The Senate bill would modify the 1992 Cable Act's definition of "effective competition" to deregulate all cable rates, including basic service rates, whenever a telephone company begins to offer comparable video programming services to subscribers in a cable operator's franchise area. The Senate bill also limits the FCC's ability to regulate rates for non-basic services offered by an operator not subject to "effective competition" only to instances in which an operator's rates for such services substantially exceed the national average.

  The House bill would deregulate non-basic rates charged by a cable operator, on a franchise area by franchise area basis, as soon as a telephone company has been authorized to construct video dialtone facilities or has been authorized by the FCC or local franchising authorities to provide video programming to subscribers in the operator's franchise area by any means. Non-basic rates in all franchise areas would be deregulated 15 months after the date of enactment, whether or not a telephone company has been so authorized in a particular franchise area. The regulation of rates for basic service offered by an operator not subject to "effective competition" would remain unchanged.

  The differences between the Senate and House passed bills would need to be reconciled before the legislation could become law. The Company cannot at this point predict whether any legislation ultimately will be enacted into law or the final form any such legislation would take.

COMPANY'S THIRD QUARTER RESULTS

  The Company's net revenues for the three and nine months ended September 30, 1995 increased 24% and 33%, respectively, over the corresponding 1994 periods. Increases of 12% and 21%, respectively, for the three and nine month periods were attributable to acquisitions made during 1994 and 1995. The remaining increases of 12% in each period came primarily from internal growth in the average number of subscribers (approximately 147,500 (10%) for the nine month 1995 period over the same 1994 period).

  Net losses for the three and nine months ended September 30, 1995 amounted to $41.7 million and $237.1 million, or $1.85 and $10.29 per common share (after preferred dividend requirements), as compared to net losses of $66.9 million and $178.7 million, or $2.93 and $7.82 per common share (after preferred dividend requirements), for the same periods in 1994. The increase in net loss for the nine month 1995 period was primarily due to the net losses of companies acquired during 1994. The decrease in net loss for the three month 1995 period reflects gains related to the sale of one cable affiliate and interests in one programming partnership aggregating approximately $36.2 million.

  At September 30, 1995, the Company's cable television systems served approximately 1,887,000 subscribers, representing 62% penetration of homes passed and an increase of 119,000 subscribers in the first nine months of 1995. Recurring average monthly revenue per subscriber was $36.69 in September 1995.

                                 NET REVENUES

                                               THREE MONTHS
                                                   ENDED       NINE MONTHS ENDED
                                               SEPTEMBER 30,     SEPTEMBER 30,
                                             ----------------- -----------------
                                               1995     1994     1995     1994
                                             -------- -------- -------- --------
                                                   (DOLLARS IN THOUSANDS)
Core Restricted Group....................... $119,392 $110,008 $348,773 $322,640
CNYC........................................   53,387   37,868  151,112  106,270
                                             -------- -------- -------- --------
  Total Restricted Group....................  172,779  147,876  499,885  428,910
V Cable.....................................   37,823   34,925  110,612  104,943
Monmouth/Riverview..........................   19,956   10,786   57,526   10,786
                                             -------- -------- -------- --------
  Subtotal--Cable...........................  230,558  193,587  668,023  544,639
Other Unrestricted..........................   47,600   29,881  119,270   47,006
                                             -------- -------- -------- --------
  Total..................................... $278,158 $223,468 $787,293 $591,645
                                             ======== ======== ======== ========


             OPERATING PROFIT BEFORE DEPRECIATION AND AMORTIZATION

                                               THREE MONTHS
                                                   ENDED       NINE MONTHS ENDED
                                               SEPTEMBER 30,     SEPTEMBER 30,
                                             ----------------- -----------------
                                               1995     1994     1995     1994
                                             -------- -------- -------- --------
                                                   (DOLLARS IN THOUSANDS)
Core Restricted Group....................... $ 59,668 $ 55,595 $166,682 $162,602
CNYC........................................   15,815   10,097   42,611   26,222
                                             -------- -------- -------- --------
  Total Restricted Group....................   75,483   65,692  209,293  188,824
V Cable.....................................   17,801   16,971   50,730   51,767
Monmouth/Riverview..........................   10,237    6,332   29,683    6,332
                                             -------- -------- -------- --------
  Subtotal--Cable...........................  103,521   88,995  289,706  246,923
Other Unrestricted..........................    2,285    4,514      381    3,413
                                             -------- -------- -------- --------
  Total..................................... $105,806 $ 93,509 $290,087 $250,336
                                             ======== ======== ======== ========

                                USE OF PROCEEDS

  The net proceeds to be received by the Company from the Offering are estimated to be $289.3 million. The Company will initially apply the net proceeds from the Offering to the repayment of borrowings under the Company's Credit Agreement. All of the borrowings repaid may be reborrowed under the Credit Agreement and the Company expects to reborrow such amount in the future for general corporate purposes. The Company expects to raise additional funds in the future. See "Management's Discussion and Analysis--Liquidity and Capital Resources" for information concerning the Company's significant expected expenditures.

  The borrowings under the Credit Agreement being repaid bear interest at floating rates, currently 8.4%, and mature in installments over the 1997-2003 time period. See "Management's Discussion and Analysis--Liquidity and Capital Resources".

  The Company is concurrently with this Offering of Depositary Shares offering $250 million of its % Senior Subordinated Notes due 2005 (the "2005 Notes"). If that Offering is completed, the Company expects to use the net proceeds from that Offering (estimated to be $243.5 million) to repay borrowings under the Credit Agreement.

  The consummation of the Offering of the 2005 Notes is not a condition to the consummation of the Offering of the Depositary Shares offered hereby, nor is the consummation of the Offering of the Depositary Shares a condition to the consummation of the Offering of the 2005 Notes.

                                CAPITALIZATION
  The following table sets forth the consolidated capitalization of the Company and its consolidated subsidiaries at June 30, 1995 and as adjusted to reflect the pro forma consolidated capitalization of the Company and its consolidated subsidiaries at June 30, 1995, adjusted to give effect to (i) the proposed acquisition of Cablevision of Boston, (ii) the Proposed V Cable Transactions and (iii) the issuance on September 26, 1995 of 2.5 million shares of the Company's Series G Preferred Stock and the use of the proceeds therefrom to redeem the Company's Series E Preferred Stock and to repay bank indebtedness, as further adjusted to reflect the issuance of the Series I Preferred Stock represented by the Depositary Shares offered hereby and the 2005 Notes offered in a concurrent offering, and the application of the estimated net proceeds to the Company from the offering of the Depositary Shares and the 2005 Notes. See "Recent Developments", "Use of Proceeds" and "Condensed Pro Forma Consolidated Financial Statements".

                                                   AS OF JUNE 30, 1995
                                            -----------------------------------
                                                                    AS ADJUSTED
                                            HISTORICAL  PRO FORMA    PRO FORMA
                                            ----------  ----------  -----------
                                                 (DOLLARS IN THOUSANDS)
LONG-TERM DEBT:
  Restricted Group:
    Bank indebtedness(1)................... $1,142,749  $1,084,222   $ 551,372
    10 3/4% Senior Subordinated Debentures
     due 2004..............................    275,000     275,000     275,000
     % Senior Subordinated Notes due 2005..        --          --      250,000
    9 7/8% Senior Subordinated Debentures
     due 2013..............................    198,898     198,898     198,898
    9 7/8% Senior Subordinated Debentures
     due 2023..............................    149,673     149,673     149,673
    Capitalized lease obligations..........     10,226      12,274      12,274
                                            ----------  ----------  ----------
      Total................................  1,776,546   1,720,067   1,437,217
                                            ----------  ----------  ----------
  V Cable:
    Senior debt............................    880,888     430,888     430,888
  MFR:
    Senior bank debt.......................    209,000     209,000     209,000
    Subordinated notes.....................    141,268     141,268     141,268
                                            ----------  ----------  ----------
      Total................................    350,268     350,268     350,268
                                            ----------  ----------  ----------
  Other Unrestricted Subsidiaries:
    Other indebtedness(2)..................    148,028     313,028     313,028
    Obligation to related party(3).........    190,212     190,212     190,212
                                            ----------  ----------  ----------
      Total................................    338,240     503,240     503,240
                                            ----------  ----------  ----------
        Total long-term debt...............  3,345,942   3,004,463   2,721,613
                                            ----------  ----------  ----------
REDEEMABLE PREFERRED STOCK:
  Series G Preferred Stock.................        --      250,000     250,000
                                            ----------  ----------  ----------
STOCKHOLDERS' DEFICIENCY:
  Series C Cumulative Preferred Stock:
    Authorized--225,000 shares
    Outstanding--110,622 shares............          1           1           1
  Series E Redeemable Exchangeable Convert-
   ible Preferred Stock:
    Authorized--100,000 shares
    Outstanding--100,000 shares............          1         --          --
   % Series I Cumulative Convertible Ex-
   changeable Preferred Stock represented
   by the Depositary Shares offered hereby.        --          --           12
  Series J Redeemable Convertible Preferred
   Stock(4)................................        --            5           5
  Class A Common Stock:
    Authorized--50,000,000 shares
    Outstanding--12,116,867 shares.........        121         127         127
  Class B Common Stock:
    Authorized--20,000,000 shares
    Outstanding--11,673,922 shares.........        117         117         117
  Capital contributed in excess of (less
   than) par value.........................    (71,888)    354,011     643,229
  Accumulated deficit...................... (1,941,878) (1,975,495) (1,975,495)
                                            ----------  ----------  ----------
                                            (2,013,526) (1,621,234) (1,331,934)
  Treasury stock...........................     (3,237)     (3,237)     (3,237)
                                            ----------  ----------  ----------
      Total stockholders' deficiency....... (2,016,763) (1,624,471) (1,335,171)
                                            ----------  ----------  ----------
        Total capitalization............... $1,329,179  $1,629,992  $1,636,442
                                            ==========  ==========  ==========

                                                  (footnotes on following page)

FOOTNOTES

(1) See "Management's Discussion and Analysis--Liquidity and Capital Resources" and the Consolidated Financial Statements for a description of the bank indebtedness. This indebtedness consists of the Company's indebtedness under its principal bank credit agreement, the New Jersey subsidiary credit agreement and the Cablevision of NYC credit agreement. These amounts do not include approximately $22.7 million reserved under the Company's bank credit agreements for certain letters of credit issued on behalf of the Company. The Company and its New Jersey subsidiary are jointly and severally liable under the New Jersey subsidiary credit agreement.
(2) On July 12, 1995, Rainbow Programming incurred an additional approximately $94.0 million of indebtedness in connection with the exercise of the NBC Option.
(3) Obligation of NYC LP Corp., a wholly-owned Unrestricted Group subsidiary, relating to the acquisition of Cablevision of NYC, which obligation has been guaranteed by the Company. NYC LP Corp.'s obligation under such guarantee may be paid in cash or, at the Company's option, shares of the Company's Common Stock. Under the Credit Agreement, the Company is currently prohibited from paying all but $40.0 million of this obligation in cash and, accordingly, without the consent of the Company's bank lenders, would be required to pay it in shares of the Company's Common Stock.
(4) Issuable in connection with the Proposed V Cable Transactions. See "Recent Developments--Proposed V Cable Transactions" for a discussion of such transactions.

            CONDENSED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

  The following condensed pro forma consolidated balance sheet as of June 30, 1995 presents the Company's financial position as adjusted to give effect to the proposed acquisition of Cablevision of Boston and the Proposed V Cable Transactions, as if they had occurred as of that date. The following condensed pro forma consolidated statement of operations for the year ended December 31, 1994 presents the Company's consolidated results of operations as adjusted to give effect to (i) the acquisition (the "AMCC Acquisition") of partnership interests in AMCC, (ii) the acquisition of substantially all of the assets of Monmouth Cable, Riverview Cable and Framingham Cablevision Associates, Limited Partnership ("Framingham Cable"), (iii) the proposed acquisition of Cablevision of Boston, and (iv) the Proposed V Cable Transactions as if the acquisition of interests in AMCC, the acquisition of Monmouth Cable, Riverview Cable and Framingham Cable, the acquisition of Cablevision of Boston and the Proposed V Cable Transactions had occurred at the beginning of the periods presented. The following condensed pro forma consolidated statement of operations for the six months ended June 30, 1995 presents the Company's consolidated results of operations as adjusted to give effect to the proposed acquisition of Cablevision of Boston and the Proposed V Cable Transactions as if the proposed acquisition of Cablevision of Boston and the Proposed V Cable Transactions had occurred at the beginning of the periods presented. The condensed pro forma consolidated financial statements should be read in conjunction with the notes thereto and the historical consolidated financial statements and notes thereto incorporated herein by reference. The pro forma financial information is not necessarily indicative of what the actual financial position or results of operations of the Company would have been had the transactions occurred on the dates indicated nor does it purport to indicate the future results of operations or the future financial condition of the Company.

                 CONDENSED PRO FORMA CONSOLIDATED BALANCE SHEET

                                 JUNE 30, 1995
                             (DOLLARS IN THOUSANDS)

                                        PRO FORMA ADJUSTMENTS*
                                       ---------------------------
                                       CABLEVISION      PROPOSED
                                           OF           V CABLE         PRO
                          HISTORICAL     BOSTON       TRANSACTIONS     FORMA
                          ----------   -----------    ------------   ----------
                                    ASSETS
Cash and cash equiva-
 lents..................  $    23,487   $  5,967 (1)    $    236 (4) $   22,690
                                          (3,000)(2)      (4,000)(5)
Accounts receivable,
trade...................       71,406      2,165 (1)         331 (4)     73,902
Notes and other
receivables.............       17,872        601 (1)         502 (4)     18,975
Prepaid expenses and
other current assets....       13,256        470 (1)         464 (4)     14,190
Property, plant and
equipment, net..........      916,312     35,863 (1)     103,604 (4)  1,055,779
Investments in and
advances to affiliates..      182,080    (17,462)(1)         324 (4)    164,942
Feature film inventory..      151,113                                   151,113
Intangible assets, net..      795,631    114,188 (2)     133,610 (6)  1,042,204
                                          (1,225)(3)
Deferred financing,
interest expense and
other costs, net........       83,711      1,000 (2)     (33,617)(5)     51,094
                          -----------   --------        --------     ----------
                          $ 2,254,868   $138,567        $201,454     $2,594,889
                          ===========   ========        ========     ==========

                    LIABILITIES AND STOCKHOLDERS' DEFICIENCY

Accounts payable........  $   117,203   $  9,286 (1)    $  9,381 (4) $  135,870
Accrued expenses........      213,562      9,186 (1)      10,690 (4)    233,438
Accounts payable to
affiliates..............       27,577        665 (1)                     28,242
Feature film rights
payable.................      131,026                                   131,026
Bank debt...............    1,499,762     80,773 (2)                  1,580,535
Senior debt.............      880,888                    215,000 (4)    595,888
                                                        (500,000)(5)
Subordinated debentures.      623,571                                   623,571
Subordinated notes
payable.................      141,268                                   141,268
Obligation to related
party...................      190,212                                   190,212
Capital lease
obligations and other
debt....................       10,241      2,048 (1)                     12,289
                          -----------   --------        --------     ----------
                            3,835,310    101,958        (264,929)     3,672,339
                          -----------   --------        --------     ----------
Deficit investment in
affiliates..............      436,321                                   436,321
                          -----------   --------        --------     ----------
Stockholders'
deficiency:
 Preferred stock........            2                          5 (5)          7
 Common stock...........          238          6 (2)                        244
 Par value in excess of
 capital contributed....      (71,888)    37,828 (2)     499,995 (5)    464,710
                                          (1,225)(3)
 Accumulated deficit....   (1,941,878)                   (33,617)(5) (1,975,495)
                          -----------   --------        --------     ----------
                           (2,013,526)    36,609         466,383     (1,510,534)
Less treasury stock, at
cost (50,000 shares)....       (3,237)                                   (3,237)
                          -----------   --------        --------     ----------
                           (2,016,763)    36,609         466,383     (1,513,771)
                          -----------   --------        --------     ----------
                          $ 2,254,868   $138,567        $201,454     $2,594,889
                          ===========   ========        ========     ==========

--------
* See Note A of Notes to Condensed Pro Forma Consolidated Financial Statements.

            CONDENSED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1994
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                 PRO FORMA ADJUSTMENTS*
                                      --------------------------------------------------------
                                                     MONMOUTH
                                                      CABLE,
                                                    RIVERVIEW
                                                      CABLE
                                      AMERICAN         AND         CABLEVISION      PROPOSED
                                       MOVIE        FRAMINGHAM         OF           V CABLE
                          HISTORICAL  CLASSICS        CABLE          BOSTON       TRANSACTIONS    PRO FORMA
                          ----------  --------      ----------     -----------    ------------    ----------
Net Revenues............  $ 837,169   $50,951 (7)    $ 47,286 (13)   $59,239 (19)   $ 71,960 (22) $1,066,605
                          ---------   -------        --------        -------        --------      ----------
Operating expenses:
 Technical..............    302,885    16,262 (7)      15,127 (13)    26,749 (19)     29,674 (22)    390,697
 Selling, general and
  administrative........    195,942    16,105 (7)       9,199 (13)    17,119 (19)     20,776 (22)    254,162
                                         (859)(11)     (2,028)(16)    (2,092)(20)
 Restructuring charge...      4,306                                                                    4,306
 Depreciation and amor-
  tization..............    271,343       142 (7)      12,488 (13)     8,428 (19)     41,861 (22)    379,478
                                       10,827 (12)     27,273 (14)    11,038 (20)     (3,922)(26)
                          ---------   -------        --------        -------        --------      ----------
                            774,476    42,477          62,059         61,242          88,389       1,028,643
                          ---------   -------        --------        -------        --------      ----------
 Operating profit
  (loss)................     62,693     8,474         (14,773)        (2,003)        (16,429)         37,962
Other income (expense)
 Interest expense.......   (263,299)   (1,510)(7)      (4,657)(13)    (8,955)(19)    (24,195)(22)   (266,443)
                                       (7,615)(9)     (11,093)(15)     1,552 (21)     47,323 (23)
                                                                                       6,006 (25)
 Interest income........      1,518       305 (7)          59 (13)       216 (19)        236 (22)      2,334
 Share of affiliates'
  net loss..............    (82,864)   (4,304)(10)       (521)(17)                     8,594 (22)    (79,367)
                                                         (272)(18)
 Write off of deferred
  financing costs.......     (9,884)                                                                  (9,884)
 Loss on redemption of
  debt..................     (7,088)                                                                  (7,088)
 Provision for preferen-
  tial payment to
  related party.........     (5,600)                                                                  (5,600)
 Minority interest......     (3,429)   (4,321)(8)                                                     (7,750)
 Miscellaneous, net.....     (7,198)      (23)(7)        (131)(13)      (307)(19)     (1,280)(22)     (8,939)
                          ---------   -------        --------        -------        --------      ----------
Loss before extraordi-
 nary item..............   (315,151)   (8,994)        (31,388)        (9,497)         20,255        (344,775)
Extraordinary item:
 Loss on redemption of
  debt..................                                                             (40,457)(23)    (40,457)
                          ---------   -------        --------        -------        --------      ----------
Net loss................   (315,151)   (8,994)        (31,388)        (9,497)        (20,202)       (385,232)
Preferred stock dividend
 requirement............     (6,385)                                                 (43,403)(24)    (49,788)
                          ---------                                                 --------      ----------
Net loss applicable to
 common shareholders....  $(321,536)  $(8,994)       $(31,388)       $(9,497)       $(63,605)     $ (435,020)
                          =========   =======        ========        =======        ========      ==========
Loss per common share
 before extraordinary
 item...................  $  (13.72)                                                              $   (16.42)
Extraordinary item......        --                                                                     (1.68)
                          ---------                                                               ----------
Net loss per common
 share..................  $  (13.72)                                                              $   (18.10)
                          =========                                                               ==========
Average number of common
 shares
 outstanding (in thou-
 sands).................     23,444                                  593(19)                          24,037
                          =========                                  =======                      ==========

--------
* See Note B of Notes to Condensed Pro Forma Consolidated Financial Statements.

           CONDENSED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

                    FOR THE SIX MONTHS ENDED JUNE 30, 1995
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                       PRO FORMA ADJUSTMENTS*
                                      ---------------------------
                                      CABLEVISION      PROPOSED
                                          OF           V CABLE
                          HISTORICAL    BOSTON       TRANSACTIONS    PRO FORMA
                          ----------  -----------    ------------    ---------
Net Revenues............  $ 509,135     $30,671 (27)   $37,892 (30)  $ 577,698
                          ---------     -------        -------       ---------
Operating expenses:
 Technical..............    193,243      14,334 (27)    16,596 (30)    224,173
 Selling, general and
  administrative........    131,611       9,510 (27)    11,004 (30)    151,035
                                         (1,090)(28)
 Depreciation and amor-
  tization..............    159,537       4,421 (27)    19,560 (30)    187,419
                                          5,519 (28)    (1,618)(34)
                          ---------     -------        -------       ---------
                            484,391      32,694         45,542         562,627
                          ---------     -------        -------       ---------
Operating profit (loss).     24,744      (2,023)        (7,650)         15,071
Other income (expense)
 Interest expense.......   (155,318)     (5,397)(27)   (12,642)(30)   (137,566)
                                          1,753 (29)    30,477 (31)
                                                         3,561 (33)
 Interest income........        790         162 (27)        38 (30)        990
 Share of affiliates'
  net income (loss).....    (52,692)                     2,840 (30)    (49,852)
 Write off of deferred
  financing costs.......     (2,888)                                    (2,888)
 Provision for preferen-
  tial payment to re-
  lated party...........     (2,800)                                    (2,800)
 Minority interest......     (4,276)                                    (4,276)
 Miscellaneous, net.....     (2,999)        (89)(27)      (237)(30)     (3,325)
                          ---------     -------        -------       ---------
Net loss................   (195,439)     (5,594)        16,387        (184,646)
Preferred stock dividend
requirement.............     (4,918)                   (21,075)(32)    (25,993)
                          ---------     -------        -------       ---------
Net loss applicable to
common shareholders.....  $(200,357)    $(5,594)       $(4,688)      $(210,639)
                          =========     =======        =======       =========
Net loss per common
share...................  $   (8.45)                                 $   (8.67)
                          =========                                  =========
Average number of common
shares outstanding (in
thousands)..............     23,710         593 (27)                    24,303
                          =========     =======                      =========

--------
*  See Note C of Notes to Condensed Pro Forma Consolidated Financial
Statements.

NOTE A--NOTES TO CONDENSED PRO FORMA BALANCE SHEET AS OF JUNE 30, 1995

CABLEVISION OF BOSTON ACQUISITION

 (1) As a result of the acquisition of Cablevision of Boston, the assets and liabilities purchased will be combined with the Company's consolidated balance sheet amounts. The adjustments referenced by this Note (1) reflect the consolidation of such amounts as of the balance sheet date.

 (2) Represents (a) the total cost of interests in Cablevision of Boston not owned by the Company to be paid by the issuance of Class A Common Stock of the Company valued at $37,834,000, (b) estimated transaction costs of $2,000,000 and financing costs of $1,000,000, (c) bank borrowings of $80,773,000 to be used to refinance Cablevision of Boston's bank debt and accrued interest thereon of $61,106,000 and repay amounts owed to Mr. Dolan aggregating $19,667,000 for management fees, loans, accrued interest thereon and preferred equity and (d) the excess ($114,188,000) of the purchase price over the value of the net liabilities acquired.

 (3) Represents the amount paid to Mr. Dolan for his general partnership interest and the assumption of his share of the excess liabilities over net assets of Cablevision of Boston ($1,225,000) (such amount to be charged to par value in excess of capital contributed). Interests in the Dolan-owned assets and liabilities are recorded in the pro forma balance sheet at Cablevision of Boston's historical cost.

PROPOSED V CABLE TRANSACTIONS

 (4) As a result of the proposed acquisition of 80% of the partnership interests in U.S. Cable not already owned by V Cable to be effected in connection with the Proposed V Cable Transactions, the assets and liabilities of U.S. Cable will be combined with the Company's consolidated balance sheet amounts. The adjustments referenced by this Note (4) reflect the consolidation of such amounts as of the balance sheet date.

 (5) In connection with the Proposed V Cable Transactions, the Company will redeem the outstanding preferred stock on the books of U.S. Cable for $4,000,000 and will issue $500,000,000 of its preferred stock to GECC. The proceeds from this issuance will be used to repay $450,000,000 of V Cable and/or VC Holding debt to GECC and provide V Cable with $50,000,000 to make a preferred capital contribution to U.S. Cable, which will repay an equivalent amount of its debt to GECC. Deferred interest expense of $33,617,000 related to V Cable's assumption of U.S. Cable's debt in the 1992 V Cable Reorganization will be written off in connection with the repayment of such debt.

 (6) Represents the excess ($133,610,000) of the purchase price of U.S. Cable over the value of the net liabilities acquired.

NOTE B--NOTES TO CONDENSED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS FOR
       THE YEAR ENDED DECEMBER 31, 1994

AMERICAN MOVIE CLASSICS COMPANY ACQUISITION

 (7) As a result of the AMCC Acquisition, which was consummated on July 11, 1994, the results of operations of AMCC are combined with the Company's consolidated results of operations. The adjustments referenced by this Note (7) reflect the consolidation of such amounts for the period January 1, 1994 through July 10, 1994.

 (8) Represents the 25.1% minority partnership interest in the results of operations of AMCC owned by National Broadcasting Company, Inc. and Liberty Media Corporation.

 (9) Represents interest expense, at 8.0% per annum, on the $181,903,000 of debt incurred by the Company to fund the purchase of the additional approximate 50% interest in AMCC. NBC will not share in this expense.

(10) Represents the income of AMCC previously recorded by the Company using the equity method of accounting.

(11) Represents the elimination of management fees paid to the former partner by AMCC. In connection with the purchase of the approximate 50% interest in AMCC, the Company also purchased the right to receive such fees in the future.

(12) Represents the amortization, based on an average 10-year life, of the excess cost over fair value of assets acquired resulting from the purchase of the additional approximate 50% interest in AMCC. NBC will not share in this expense.

MONMOUTH CABLE, RIVERVIEW CABLE AND FRAMINGHAM CABLE ACQUISITION

(13) As a result of the acquisition of Monmouth Cable and Riverview Cable, which was consummated on August 8, 1994, the results of operations of Monmouth Cable and Riverview Cable are combined with the Company's consolidated results of operations. The adjustments referenced by this Note (13) reflect the consolidation of such amounts for the period January 1, 1994 through August 7, 1994.

(14) Represents the depreciation and amortization, based on an average 10-year life, of the step-up in property, plant and equipment, franchise costs and the excess cost over fair value of assets acquired of $39,761,000 for the period, offset by the elimination of pre-acquisition depreciation and amortization of $12,488,000.

(15) Represents interest expense of $15,750,000 attributable to $237,800,000 of bank borrowings (interest expense of $10,444,000 at a 7.32% interest rate); $132,158,000 of 6% senior subordinated notes (interest expense of $4,758,000); $9,110,000 of a 6% indemnification note (interest expense of $328,000); and amortization of deferred finance costs of $220,000 offset by pre-acquisition interest expense of $4,657,000 incurred by Monmouth Cable and Riverview Cable.

(16) Represents the elimination of management fees of $2,378,000 paid to former general partners by Monmouth Cable and Riverview Cable and the elimination of an adjustment ($350,000) made in the first half of 1994 to reduce prior period overaccruals of franchise fees.

(17) As a result of the acquisition of Framingham Cable, which was consummated on August 8, 1994, by the Company and Warburg Pincus Investors, L.P., a 30% Pre-Payout Interest in the results of Framingham Cable will be combined with the Company's consolidated results of operations. The adjustment referenced by this Note (17) reflects the 30% Pre-Payout Interest for the period January 1, 1994 through August 7, 1994.

(18) Represents the Company's 30% share of reduced costs for Framingham Cable management fees of $56,000, offset by additional expenses relating to the Framingham Cable acquisition for depreciation and amortization of $249,000 and interest of $79,000.

CABLEVISION OF BOSTON ACQUISITION

(19) As a result of the acquisition of Cablevision of Boston (and related issuance of approximately 593,000 shares of the Company's Class A Common Stock), the results of operations of Cablevision of Boston will be combined with the Company's consolidated results of operations. The adjustments referenced by this Note (19) reflect the consolidation of such amounts for the year ended December 31, 1994.

(20) Represents the amortization, based on an average 10-year life, of the excess cost over fair value of assets acquired of $11,296,000 for the period, offset by the elimination of amortization of previous intangibles of $258,000 and the elimination from selling, general and administrative expenses of management fees payable by Cablevision of Boston to Cablevision Systems Services Corporation ($2,092,000).

(21) Represents interest expense of $7,188,000 attributable to $80,773,000 of bank debt (8.9% interest rate) reduced by pre-acquisition interest expense of $8,740,000 incurred by Cablevision of Boston on its bank debt and debt owed to Mr. Dolan and the Company.

PROPOSED V CABLE TRANSACTIONS

(22) As a result of the proposed acquisition of 80% of the partnership interests in U.S. Cable not already owned by V Cable to be effected in connection with the Proposed V Cable Transactions, the results of operations of U.S. Cable will be combined with the Company's consolidated results of operations. The adjustments referenced by this Note (22) reflect the consolidation of such amounts for the year ended December 31, 1994 and the elimination of the Company's share of losses in U.S. Cable previously recorded on the equity basis.

(23) Represents the reduction in interest expense of $47,323,000, at an average interest rate of 10.5%, resulting from the net repayment of $450,000,000 of V Cable and/or VC Holding debt from the proceeds of the issuance of the preferred stock in the Proposed V Cable Transactions. In addition, the Company will write off deferred interest and financing costs of $40,457,000 in connection with the repayment of U.S. Cable debt assumed by V Cable in the 1992 V Cable Reorganization.

(24) Represents the dividends payable to GECC on the preferred stock to be issued in the Proposed V Cable Transactions. This amount does not take into account any gross up required to be paid to a holder of preferred stock failing to obtain a dividends received deduction.

(25) Represents the reduction in interest expense, at an average interest rate of 12.0%, resulting from the repayment of $50,000,000 of U.S. Cable debt from the proceeds of the issuance of preferred stock and certain reductions in U.S. Cable's debt resulting from the Proposed V Cable Transactions.

(26) Represents the depreciation and amortization, based on an average 10-year life, of the step-up in property, plant and equipment, franchise costs and the excess cost over fair value of assets acquired of $37,939,000 for the period, offset by the elimination of pre-acquisition depreciation and amortization of $41,861,000.

NOTE C--NOTES TO CONDENSED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS FOR
      THE SIX MONTHS ENDED JUNE 30, 1995

CABLEVISION OF BOSTON ACQUISITION

(27) As a result of the acquisition of Cablevision of Boston (and related issuance of approximately 593,000 shares of the Company's Class A Common Stock), the results of operations of Cablevision of Boston will be combined with the Company's consolidated results of operations. The adjustments referenced by this Note (27) reflect the consolidation of such amounts for the six months ended June 30, 1995.

(28) Represents the amortization, based on an average 10-year life, of the excess cost over fair value of assets acquired of $5,648,000 for the period, offset by the elimination of amortization of previous intangibles of $129,000 and the elimination from selling, general and administrative expenses of management fees payable by Cablevision of Boston to Cablevision Systems Services Corporation ($1,090,000).

(29) Represents interest expense of $3,565,000 attributable to $80,773,000 of bank debt (8.9% interest rate) reduced by pre-acquisition interest expense of $5,318,000 incurred by Cablevision of Boston on its bank debt and debt owed to Mr. Dolan and the Company.

PROPOSED V CABLE TRANSACTIONS

(30) As a result of the proposed acquisition of 80% of the partnership interests in U.S. Cable not already owned by V Cable to be effected in connection with the Proposed V Cable Transactions, the results of operations of U.S. Cable will be combined with the Company's consolidated results of operations. The adjustments referenced by this Note (30) reflect the consolidation of such amounts for the six months ended June 30, 1995 and the elimination of the Company's share of losses in U.S. Cable previously recorded on the equity basis.

(31) Represents the reduction in interest expense of $23,672,000, at an average interest rate of 10.6%, resulting from the net repayment of $450,000,000 of V Cable and/or VC Holding debt from the proceeds of the issuance of the preferred stock in the Proposed V Cable Transactions. In addition, amortization of deferred interest and financing costs of $6,805,000 is eliminated in connection with the repayment of U.S. Cable debt assumed by V Cable in the 1992 V Cable Reorganization. Because the write-off of deferred interest and financing costs related to this transaction has been reflected in the Condensed Pro Forma Consolidated Statement of Operations for the year ended December 31, 1994, no such write-off has been made in the Condensed Pro Forma Consolidated Statement of Operations for the six months ended June 30, 1995.

(32) Represents the dividends payable to GECC on the preferred stock to be issued in the Proposed V Cable Transactions. This amount does not take into account any gross up required to be paid to a holder of preferred stock failing to obtain a dividends received deduction.

(33) Represents the reduction in interest expense, at an average interest rate of 11.6%, resulting from the repayment of $50,000,000 of U.S. Cable debt from the proceeds of the issuance of preferred stock and certain reductions in U.S. Cable's debt resulting from the Proposed V Cable Transactions.

(34) Represents the depreciation and amortization, based on an average 10-year life, of the step-up in property, plant and equipment, franchise costs and the excess cost over fair value of assets acquired of $17,942,000 for the period, offset by the elimination of pre-acquisition depreciation and amortization of $19,560,000.

            PRICE RANGE OF CLASS A COMMON STOCK AND DIVIDEND POLICY

  The Class A Common Stock is listed on the ASE under the symbol CVC. The following table sets forth on a per share basis the high and low sale prices for the Class A Common Stock as reported on the ASE for the periods indicated:

                                                                HIGH    LOW
                                                                ----    ----
      1993
        First Quarter..........................................$44      $34 3/8
        Second Quarter......................................... 38 7/8   29 3/8
        Third Quarter.......................................... 49 5/8   37 1/2
        Fourth Quarter......................................... 72       48 1/4
      1994
        First Quarter.......................................... 67 7/8   52 3/8
        Second Quarter......................................... 52 7/8   39
        Third Quarter.......................................... 61 3/8   45 7/8
        Fourth Quarter......................................... 59 7/8   45 7/8
      1995
        First Quarter.......................................... 58 3/4   48 7/8
        Second Quarter......................................... 63 3/4   52 1/4
        Third Quarter.......................................... 69 3/4   59 1/2
        Fourth Quarter (through October 23, 1995).............. 61       53 7/8

  For a recent sale price of the Class A Common Stock, see the cover page of this Prospectus Supplement. As of September 30, 1995, there were approximately 582 holders of record of the Cablevision Class A Common Stock. There is no public trading market for the Company's Class B Common Stock. As of September 30, 1995, there were 24 holders of record of the Class B Common Stock.

  The Company has not paid any cash dividends on shares of Class A Common Stock or Class B Common Stock. The Company does not anticipate paying any cash dividends on shares of Class A Common Stock or Class B Common Stock in the foreseeable future. The Company may pay cash dividends on its capital stock only from surplus as determined under Delaware law. Holders of Class A Common Stock and Class B Common Stock are entitled to receive dividends equally on a per-share basis if and when such dividends are declared by the Board of Directors of the Company from funds legally available therefor. No dividend may be declared or paid in cash or property on shares of either Class A Common Stock or Class B Common Stock unless the same dividend is paid simultaneously on each share of the other class of common stock. In the case of any stock dividend, holders of Class A Common Stock are entitled to receive the same percentage dividend (payable in shares of Class A Common Stock) as the holders of Class B Common Stock receive (payable in shares of Class B Common Stock). Under the most restrictive provisions of the Company's debt agreements, cash dividends could not be paid on Class A Common Stock or Class B Common Stock at June 30, 1995. Dividends may not be paid in respect of shares of Class A Common Stock or Class B Common Stock unless all dividends due and payable in respect of the preferred stock of the Company have been paid or provided for. See "Description of Series I Preferred Stock--Dividends."

                       DESCRIPTION OF DEPOSITARY SHARES

  The following summary description of the Depositary Shares offered hereby supplements the description of the terms of the Depositary Shares set forth under the heading "Description of Depositary Shares" in the accompanying Prospectus, to which description reference is hereby made. The summary description of the Depositary Shares set forth below does not purport to be complete and is subject to, and qualified in its entirety by reference to, the Deposit Agreement referred to below, the form of which will be filed as an exhibit to the Current Report on Form 8-K to be filed with respect to this offering.

  Each Depositary Share represents a one-tenth interest in a share of Series I Preferred Stock. The shares of Series I Preferred Stock underlying the
Depositary Shares will be deposited with            , as Depositary (the
"Depositary"), under a Deposit Agreement (the "Deposit Agreement"), among the Company, the Depositary and all holders from time to time of depositary receipts issued by the Depositary thereunder (the "Depositary Receipts"). Application has been made to list the Depositary Shares and the Class A Common Stock issuable in respect of the Depositary Shares on the ASE, but the Company does not plan to apply to list the Series I Preferred Stock on any national securities exchange or any similar system of automated dissemination of quotations of securities. Accordingly, the Company does not expect that there will be any public trading market for the Series I Preferred Stock except as represented by the Depositary Shares. The Depositary Shares will be evidenced by Depositary Receipts.

  Subject to the terms of the Deposit Agreement, each owner of a Depositary Share will be entitled through the Depositary, in proportion to the one-tenth interest in a share of Series I Preferred Stock underlying such Depositary Share, to all the rights, preferences and privileges of a share of Series I Preferred Stock (including dividend, voting, redemption, conversion and liquidation rights), and will be subject to all of the limitations of the fractional share of Series I Preferred Stock represented thereby, which are summarized in the accompanying Prospectus under "Description of Capital Stock" or set forth below. Since each share of Series I Preferred Stock entitles the holder thereof to one vote on matters on which the Series I Preferred Stock is entitled to vote, each Depositary Share will, in effect, entitle the holder thereof to one-tenth of a vote thereon, rather than one full vote. See "Description of Series I Preferred Stock--Voting Rights" below and "Description of Depositary Shares" in the accompanying Prospectus.

  The Depositary will act as transfer agent and registrar and paying agent with respect to the Depositary Shares.

                    DESCRIPTION OF SERIES I PREFERRED STOCK

  The following description of certain terms of the Series I Preferred Stock supplements the description of the general terms and provisions of the preferred stock of the Company set forth under the heading "Description of Capital Stock--Preferred Stock" in the accompanying Prospectus, to which description reference is hereby made. Certain terms not defined in this Prospectus Supplement are defined in the accompanying Prospectus.

  The Company is authorized to issue 10,000,000 shares of preferred stock, par value $.01 per share. The description of the Series I Preferred Stock set forth below does not purport to be complete and is subject to, and qualified in its entirety by reference to, the certificate of designations relating to the Series I Preferred Stock (the "Certificate of Designations"), which Certificate of Designations will be filed as an exhibit to the Current Report on Form 8-K to be filed with respect to this Offering.

 Ranking

  The Series I Preferred Stock, with respect to dividends and distributions upon the liquidation, winding-up and dissolution of the Company, ranks (i) senior to all classes of Common Stock and each other class of capital stock or series of preferred stock established by the Board of Directors after the issuance of the Series I Preferred

Stock which does not expressly provide that it ranks senior to or on a parity with the Series I Preferred Stock as to dividends and distributions upon the liquidation, winding-up and dissolution of the Company (collectively referred to as "Junior Stock"); (ii) on a parity with the Company's Series C Preferred Stock, 8% Series D Cumulative Preferred Stock (which may be issued in exchange for shares of the Series C Preferred Stock), Series G Preferred Stock, 11 3/4% Series H Redeemable Exchangeable Preferred Stock (which is expected to be established and issued in exchange for shares of the Series G Preferred Stock) and any other class of capital stock or series of preferred stock issued by the Company established after the initial issuance of the Series I Preferred Stock by the Board of Directors, the terms of which expressly provide that such class or series will rank on a parity with the Series I Preferred Stock as to dividends and distributions upon the liquidation, winding-up and dissolution of the Company (collectively referred to as "Parity Securities"); and (iii) junior to each class of capital stock or series of preferred stock issued by the Company established after the initial issuance of the Series I Preferred Stock by the Board of Directors, the terms of which specifically provide that such class or series will rank senior to the Series I Preferred Stock as to dividends and distributions upon the liquidation, winding-up and dissolution of the Company (collectively referred to as "Senior Stock"). The Series I Preferred Stock will rank on a parity with the preferred stock proposed to be issued by the Company in the Proposed V Cable Transactions, discussed under "Recent Developments--Proposed V Cable Transactions".

  The Company may not issue any new class of Senior Stock without the approval of the holders of at least a majority of the shares of Series I Preferred Stock then outstanding, voting or consenting, as the case may be, as one class.

 Dividends

  Holders of the Series I Preferred Stock are entitled, when declared by the Board of Directors, out of funds legally available therefor, to receive cumulative cash dividends on each outstanding share of the Series I Preferred
Stock, at the annual rate of   % per share of Series I Preferred Stock
(equivalent to    % per annum per Depositary Share). Dividends on the Series I
Preferred Stock are payable quarterly in arrears on January 1, April 1, July 1 and October 1 of each year, commencing on January 1, 1996. Dividends will be payable to the holder of record on the respective record date as may be fixed by the Board of Directors in advance of each dividend. The right to dividends on the Series I Preferred Stock will be cumulative (whether or not earned or declared) from the date of issuance of the Series I Preferred Stock. If any dividend (or portion thereof) payable on any dividend payment date is not paid in full on the dividend payment date therefor, the amount of such dividend that is payable and that is not paid on such date will increase at the rate of
   % per annum per share of Series I Preferred Stock (equivalent to    % per
annum per Depositary Share) from such dividend payment date until paid in full.

  No full dividends may be declared or paid or funds set apart for the payment of dividends on any Parity Securities for any period unless full cumulative dividends shall have been paid or set apart for such payment on the Series I Preferred Stock. If the funds available for the payment of dividends are insufficient to pay in full the dividends payable on all outstanding shares of Series I Preferred Stock and any other series of Parity Securities, the total available funds to be paid in partial dividends shall be divided among the Series I Preferred Stock and such other series pro rata in proportion to the aggregate amount of dividends accrued and unpaid with respect to such Series I Preferred Stock and such other series. No dividends may be paid or set apart for such payment on Junior Stock (except dividends on Junior Stock in additional shares of Junior Stock), and no Junior Stock may be repurchased, redeemed or otherwise retired nor may funds be set apart for payment with respect thereto, if full dividends have not been paid on the Series I Preferred Stock, except for (i) any conversion of Class B Common Stock of the
Company into Class A Common Stock of the Company, (ii) prior to November   ,
2000, the occurrence of the Rainbow Spin-Off, (iii) repurchases of Common Stock issued under the Company's stock incentive programs from employees of the Company, and (iv) dividends or distributions payable-in-kind in additional shares of, or warrants, rights, calls or options exercisable for or convertible into additional shares of, Junior Stock. "Rainbow Spin-Off" means the payment of any dividend by the Company or the making by the

Company of any other distribution or the consummation of an exchange offer, or any combination of the foregoing, which results in all or a portion of the capital stock of Rainbow Programming Holdings, Inc. or any successor to the assets or equity interests thereof, or of another entity, holding only assets that were held by Rainbow Programming Holdings, Inc. immediately prior to the acquisition thereof by such entity, being held by all or any portion of the shareholders of the Company.

  After dividends on the Series I Preferred Stock for all past and current quarterly dividend periods have been paid in full, the Series I Preferred Stock will not be entitled to participate in any further distributions by the Company.

  Certain of the Company's debt instruments contain covenants that may restrict the Company's ability to pay, or prevent the payment of, dividends on the Series I Preferred Stock. In addition, under Delaware law, dividends on capital stock may only be paid from "surplus" or if there is no surplus from the corporation's net profits for the then current or the preceding fiscal year. The Company does not anticipate having net profits for the foreseeable future and its ability to pay dividends on the Series I Preferred Stock will require the availability of adequate "surplus", which is defined as the excess, if any, of the Company's net assets (total assets less total liabilities) over its capital (generally the par value of its issued capital stock). As of June 30, 1995, the Company's total liabilities exceeded its total assets by $1.6 billion. Accordingly, in connection with dividend payments on the Series I Preferred Stock, the Company's Board of Directors will have to determine that the Company has adequate surplus on the basis of valuations of the Company's assets at higher amounts than are reflected in the Company's financial statements. There can be no assurance that the Company's Board of Directors will be able to make such determination and that adequate surplus will be available to pay dividends on the Series I Preferred Stock.

 Exchange

  On or after November   , 1997, the Company may, at its option, on any
scheduled dividend payment date, exchange the Series I Preferred Stock, in
whole but not in part, for the Company's    % Convertible Subordinated
Debentures due 2007 (the "Exchange Debentures"). See "Description of Exchange Debentures" below for a summary of the terms of the Exchange Debentures. Holders of Series I Preferred Stock so exchanged will be entitled to receive a principal amount of $250.00 of Exchange Debentures for each share of Series I Preferred Stock (equivalent to $25.00 principal amount of Exchange Debentures for each Depositary Share) held by such holders at the time of exchange plus an amount per share in cash equal to all accrued but unpaid dividends thereon from the last dividend payment date to the exchange date. The Exchange Debentures will be issuable only in denominations of $1,000 and integral multiples thereof. An amount in cash will be paid to holders for any principal amount otherwise issuable which is less than $1,000.

  Upon the date fixed for exchange of Series I Preferred Stock for Exchange Debentures (the "Exchange Date"), the rights of holders of Series I Preferred Stock as stockholders of the Company shall cease (except the right to receive accumulated and unpaid dividends to the Exchange Date), such holders' shares of Series I Preferred Stock no longer will be deemed outstanding and will represent only the right to receive the Exchange Debentures and any accumulated and unpaid dividends and the person or persons entitled to receive the Exchange Debentures issuable upon exchange shall be treated as the registered holder or holders of such Exchange Debentures. If full cumulative dividends on the Series I Preferred Stock through the Exchange Date have not been paid, or if funds have not been set aside to provide for payment in full of such dividends, the Company may not exercise its option to exchange the Series I Preferred Stock for the Exchange Debentures. The exchange of Series I Preferred Stock for Exchange Debentures will be a taxable event and, therefore, may result in a tax liability for the holder exchanging such stock without any correlative cash payment to such holder. See "Certain Federal Income Tax Considerations--Redemption, Sale or Exchange for Exchange Debentures". In the event that the Company elects to exchange the Series I Preferred Stock for the Exchange Debentures, the Company will comply with all applicable provisions of the Exchange Act and the rules and regulations issued thereunder, including, without limitation, Sections 13(e) and 14(e) under the Exchange Act and the rules thereunder. Notice of exchange will be mailed at least 30 days but not more than 60 days prior to the date of exchange to each holder of Series I Preferred Stock. See "Description of Exchange Debentures" below.

 Optional Redemption

  The Company at its option may, but shall not be required to, redeem the Series I Preferred Stock (subject to contractual and other restrictions with respect thereto and to the legal availability of funds therefor) at any time after November , 1998, in whole or in part, at the redemption prices per share (expressed as a percentage of liquidation preference) set forth below together with all accrued and unpaid dividends from the last payment date to the redemption date, if redeemed during the 12-month period beginning November
  , of the years indicated:

                                                                      REDEMPTION
      YEAR                                                              PRICE
      ----                                                            ----------
      1998...........................................................         %
      1999...........................................................
      2000 and thereafter............................................  100.000

  In the event of partial redemptions of Series I Preferred Stock, the shares to be redeemed will be determined pro rata or by lot, as determined by the Company, except that the Company may redeem such shares held by any holders of fewer than 100 shares (or shares held by holders who would hold less than 100 shares as a result of such redemption), as may be determined by the Company. See "Description of Depositary Shares--Redemption of Depositary Shares" in the accompanying Prospectus.

 Procedure for Redemption

  On and after a redemption date, unless the Company defaults in the payment of the applicable redemption price, dividends will cease to accrue on shares of Series I Preferred Stock called for redemption and all rights of holders of such shares will terminate except for the right to receive the redemption price, without interest. The Company will send a written notice of redemption by first class mail to each holder of record of shares of Series I Preferred Stock, not fewer than 30 days nor more than 60 days prior to the date fixed for such redemption.

 Conversion Rights

  General. The Series I Preferred Stock will be convertible into shares of Class A Common Stock at the option of the holder, at any time after January
  , 1996, at a conversion rate equal to the aggregate liquidation preference of the shares of Series I Preferred Stock surrendered for conversion, divided by the conversion price, except that, if shares of Series I Preferred Stock are called for redemption or the Company elects to issue Exchange Debentures in exchange for the Series I Preferred Stock, the conversion right will terminate at the close of business five business days prior to the date fixed for redemption or exchange.

  The initial conversion price is $   per share. The conversion price is
subject to adjustment (under formulas set forth in the Certificate of Designations) in certain events, including the issuance of Class A Common Stock as a dividend or distribution on any class of the capital stock of the Company; subdivisions, reclassifications and combinations of the Class A Common Stock; the issuance to all holders of Class A Common Stock of certain rights, warrants or other securities convertible into Class A Common Stock entitling them to subscribe for or purchase Class A Common Stock at less than the current market price (as defined in the Certificate of Designations); and the distribution to all holders of Class A Common Stock of capital stock or evidences of indebtedness of the Company or cash or other assets of the Company (excluding cash dividends or distributions from earnings unless the sum of (x) all such cash dividends and distributions made within the preceding 12 months in respect of which no adjustment has been made and (y) any cash and the fair market value of other consideration paid in respect of any repurchases of Common Stock by the Company or any of its subsidiaries within the preceding 12 months in respect of which no adjustment has been made, exceeds 20% of the Company's market capitalization (being the product of the then current market price of the Class A Common Stock times the aggregate number of shares of Class A Common Stock and Class B Common Stock then outstanding) on the record date for such distribution, except in the case of
(x) and (y)), Notwithstanding the foregoing, no adjustment will be made in respect of (i) any conversion of Class B Common Stock of the Company into Class A Common Stock of the Company, (ii) repurchases of Common Stock issued under the Company's stock incentive programs from employees of the Company, and (iii) dividends or distributions payable-in-kind in additional shares of, or warrants, rights, calls or options exercisable for or convertible into additional shares of, Junior Stock. In addition, the Company will be permitted to make such reduction in the Conversion Price as it considers to be advisable in order that any event treated for federal income tax purposes as a dividend of stock or stock rights will not be taxable to the holders of the Class A or Class B Common Stock.

  In case of (i) any consolidation of the Company with, or merger of the Company into, any other entity, (ii) any merger of another entity into the Company (other than a merger which does not result in any reclassification, conversion, exchange or cancellation of outstanding shares of Class A Common Stock of the Company), or (iii) any sale or transfer of all or substantially all of the assets of the Company, each holder of a share of Series I Preferred Stock then outstanding shall have the right thereafter to convert their shares of Series I Preferred Stock only into the kind and amount of securities, cash and other property receivable upon such consolidation, merger, sale or transfer by a holder of the number of shares of Class A Common Stock of the Company into which such share of Series I Preferred Stock might have been converted immediately prior to such consolidation, merger, sale or transfer, assuming such holder of Class A Common Stock of the Company is not an entity with which the Company consolidated or into which the Company merged or which merged into the Company or to which such sale or transfer was made, as the case may be (a "constituent entity"), or an affiliate of a constituent entity and failed to exercise its rights of election, if any, as to the kind or amount of securities, cash or other property receivable upon such consolidation, merger, sale or transfer (provided that if the kind or amount of securities, cash and other property receivable upon such consolidation, merger, sale or transfer is not the same for each share of Class A Common Stock of the Company held immediately prior to such consolidation, merger, sale or transfer by other than a constituent entity or an affiliate thereof and in respect of which such rights of election shall not have been exercised ("nonelecting share"), then the kind and amount of securities, cash and other property receivable upon such consolidation, merger, sale or transfer by each nonelecting share shall be deemed to be the kind and amount so receivable per share by a plurality of the nonelecting shares). In the case of a cash merger of the Company into another corporation or any other cash transaction of the type mentioned above, the effect of these provisions would be that thereafter each share of Series I Preferred Stock would be convertible at the conversion price in effect immediately prior to such merger or transaction into the same amount of cash per share as the holder of such share of Series I Preferred Stock would have received if such share had been converted into Class A Common Stock immediately prior to the effective date of such cash merger or transaction. If necessary, appropriate adjustment shall be made in the application of the provisions set forth in this Prospectus Supplement with respect to the rights and interests thereafter of the holders of shares of Series I Preferred Stock to the end that the provisions set forth in this Prospectus Supplement shall thereafter correspondingly be made applicable, as nearly as may reasonably be, in relation to any shares of stock or other securities or property thereafter deliverable on the conversion of the shares.

  No adjustment in the conversion price will be required unless the adjustment would require a change of at least one percent in the conversion price then in effect; provided, however, that any adjustment that would otherwise be required to be made will be carried forward and taken into account in any subsequent adjustment. Except as stated above, the conversion price will not be adjusted for the issuance of Class A Common Stock or any securities convertible into or exchangeable for Class A Common Stock, or carrying the right to purchase any such securities.

  No fractional shares of securities representing fractional shares of Class A Common Stock will be issued upon conversion. Instead, any fractional shares resulting from conversion will be paid in cash based on the last sale price of the Class A Common Stock at the close of business on the last trading day preceding the date of conversion.

  Except as described below, no payment or adjustment is to be made on conversion for accrued and unpaid dividends on the Series I Preferred Stock or for dividends on the Class A Common Stock issued on conversion.

The holder of record of a share of Series I Preferred Stock at the close of business on a record date with respect to the payment of a dividend on the Series I Preferred Stock will be entitled to receive the dividend on that share of Series I Preferred Stock on the corresponding dividend payment date notwithstanding the conversion of the share after the record date and prior to such dividend payment date. Notwithstanding the foregoing, a share of Series I Preferred Stock surrendered for conversion during the period from the close of business on any record date for the payment of a dividend on the Series I Preferred Stock to the opening of business on the corresponding dividend payment date (except a share of Series I Preferred Stock converted after the issuance of a notice of redemption with respect to a redemption date occurring during such period, which shares will be entitled to such dividend on a redemption date during such period) must be accompanied by payment of an amount equal to the dividend payable on such dividend payment date. The dividend with respect to a share of Series I Preferred Stock called for redemption on a redemption date during the period from the close of business on a record date with respect to the payment of a dividend on the Series I Preferred Stock to the opening of business on the corresponding dividend payment date will be payable on that dividend payment date to the holder of record of such share on such dividend record date, notwithstanding the conversion of the share of Series I Preferred Stock after the record date and prior to the dividend payment date, and the holder converting such share of Series I Preferred Stock need not include a payment of such dividend amount upon surrender of such share of Series I Preferred Stock for conversion. Holders of record of shares of Series I Preferred Stock on a record date with respect to the payment of a dividend on the Series I Preferred Stock who convert their shares on or after the corresponding dividend payment date will receive the dividend payable by the Company on that date and need not include payment in the amount of the dividend upon surrender of such shares for conversion.

  The Company will endeavor to comply with all federal and state securities laws regulating the offer and delivery of shares of Class A Common Stock upon conversion of the Series I Preferred Stock and has applied and will endeavor to list the shares of Class A Common Stock deliverable upon conversion of the Depositary Shares on the ASE or on any other exchange or the NASDAQ National Market System (the "NASDAQ-NMS") on which the Class A Common Stock is then listed or traded principally.

  Special Conversion Rights Upon Change of Control. The Series I Preferred Stock has a special conversion right that becomes effective upon the occurrence of certain types of significant transactions affecting ownership or control of the Company or the market for the Class A Common Stock. The purpose of the special conversion right is to provide (subject to certain exceptions) a lower conversion price upon the occurrence of a Change of Control (as defined below) at a time when the Market Value (as defined below) of the Class A Common Stock is less than the then prevailing conversion price. In such situations, the special conversion right will permit a holder of Series I Preferred Stock, at the holder's option during the 45-day period described below, to convert all, but not less than all, of the holder's Series I Preferred Stock at a conversion price equal to the Special Conversion Price, which is equal to the greater of the Market Value of the Class A Common Stock
and $   per share (which is 66 2/3% of the last reported sales price of the
Class A Common Stock on the date immediately prior to the date of this Prospectus Supplement and which is subject to adjustment as described below). The full definition of "Special Conversion Price" is set forth below. Consequently, to the extent that the Market Value of the Class A Common Stock is less than the Special Conversion Price, a holder will not be fully protected.

  As used herein, a "Change of Control" with respect to the Company shall be deemed to have occurred in the event that (A) any person, or group of persons (within the meaning of Section 13(d) of the Exchange Act), other than Dolan, becomes entitled to elect a majority of the Board of Directors of the Company;
(B) any person or group of persons (within the meaning of Section 13(d) of the Exchange Act), other than Dolan, is or becomes the beneficial owner (as defined in Section 13(d) of the Exchange Act and the rules promulgated thereunder), directly or indirectly, of shares representing 50% or more of the outstanding voting power of the Company; (C) a transaction or an event occurs in connection with which 66 2/3% or more of the aggregate outstanding amount of Common Stock of the Company shall be exchanged for, converted into, acquired for or constitutes solely the right to receive, cash, securities of an entity other than the Company or any of its subsidiaries, property or other assets (whether by means of an exchange offer, liquidation, tender offer, consolidation, merger (other than a holding company reorganization or a change of domicile merger), combination or similar transaction); or (D) there occurs the conveyance, sale, lease, assignment, transfer or other disposal (but excluding any mortgage or pledge of, or other grant of a security interest in, assets) of all or substantially all of the Company's property, business or assets; provided, however, that a Change of Control will not be deemed to have occurred with respect to either of the following transactions or events: (a) any transaction or event in which more than 50% (by value as determined in good faith by the Board of Directors of the Company) of the consideration received by holders of Class A Common Stock consists of Marketable Stock (as defined below), or (b) any consolidation or merger of the Company in which the holders of Common Stock immediately prior to such transaction own, directly or indirectly, (1) 50% or more of the common equity securities of the sole surviving entity (or of the ultimate parent of such sole surviving entity) outstanding at the time immediately after such consolidation or merger and (2) securities representing 50% or more of the combined voting power of the surviving entity's voting power (or the voting power of the ultimate parent of such surviving entity) outstanding at such time. If a conveyance, sale, lease, assignment, transfer or other disposal of all or substantially all of the Company's property, business or assets occurs and the consideration, including Marketable Stock, received by the Company is not subsequently distributed to the holders of Class A Common Stock, a Change of Control would be deemed to have occurred.

  As used herein, "Dolan" shall mean Charles F. Dolan, his spouse, his descendants or any spouse of any such descendants and trusts for the benefit of, inter alia, him, his spouse, his descendants or any spouse of any such descendants, and any estate, testamentary trust, or executor, administrator, conservator or legal or personal representative of any of the foregoing.

  As used herein, "Special Conversion Price" means the higher of the Market
Value of the Class A Common Stock and $   per share (which amount will, each
time the conversion price is adjusted, be adjusted so that the ratio of such dollar amount to the conversion price, after giving effect to any such
adjustment, shall always be the same as the ratio of $   to the initial
conversion price, without giving effect to any such adjustment).

  As used herein, "Market Value" of the Class A Common Stock is the average of the last reported sales price of the Class A Common Stock for the five trading days ending on the last business day preceding the date of the Change of Control; provided, however, that if the Class A Common Stock is not traded on any national securities exchange or similar quotation system as described in the definition of "Marketable Stock" during such period, then the Market Value of such Class A Common Stock is such value as determined in good faith by the Company's Board of Directors.

  As used herein, the term "Marketable Stock" means common equity securities of (i) any entity that is the successor to all or substantially all of the business or assets of the Company as a result of a Change of Control (or of the ultimate parent of such successor), or (ii) a wholly-owned subsidiary of the Company which in either the case of clause (i) or (ii) is (or will, upon distribution thereof, be) listed or quoted on the ASE, or another national securities exchange or the NASDAQ-NMS or any similar system of automated dissemination of quotations of securities prices in the United States.

  The Company will mail to each registered holder of Series I Preferred Stock a notice setting forth details of any special conversion right occasioned by a Change of Control, together with all information required by the securities laws, within 30 days after the event occurs. A special conversion right may be exercised only within the 45-day period commencing on the date the notice is mailed and will expire at the end of that period. Exercise of a special conversion right is irrevocable, except that holders of Series I Preferred Stock shall have the right to withdraw their election to exercise the special conversion right at any time prior to the conversion date by providing timely written, telegraphic or facsimile transmission notice of withdrawal to the conversion agent of the Company, and all Series I Preferred Stock tendered for conversion will be converted at the end of the 45-day period mentioned in the preceding sentence. In the event that a Change of Control occurs, the Company will comply with all applicable provisions of the Exchange Act and the rules and regulations issued thereunder, including, without limitation, Sections 13(e) and 14(e) under the Exchange Act and the rules thereunder, including Rule 13e-4.

  If a Change of Control occurs, a holder exercising a special conversion right will receive Class A Common Stock or such other securities, properties or cash as may be issuable upon conversion as provided in the Certificate of Designations; provided, however, the Company or its successor may, at its option, elect to provide the holder with cash equal to the Market Value of the number of shares of Class A Common Stock into which the holder's Series I Preferred Stock is convertible at the Special Conversion Price. Series I Preferred Stock that is not converted pursuant to a special conversion right will continue to be convertible pursuant to the general conversion rights described under the caption "--Conversion Rights" above.

  Subject to the limitations discussed below, the Company could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the Certificate of Designations but that could affect the Company's capital structure or the Market Value of the Class A Common Stock or the Series I Preferred Stock.

 Liquidation Preference

  In the event of any liquidation, dissolution or winding-up of the Company, after payment or processing for payment of the debts and other liabilities of the Company and of liquidation preferences in respect of any Senior Stock, holders of Series I Preferred Stock will be entitled to receive out of the remaining net assets of the Company, if any, a preferential amount equal to $250.00 per share (equivalent to $25.00 per Depositary Share), plus all accrued and unpaid dividends thereon to the date fixed for liquidation, dissolution or winding-up of the Company (including an amount equal to a prorated dividend from the last dividend payment date to the date fixed for liquidation, dissolution or winding-up), before any distribution is made on any Junior Stock, including, without limitation, on any Common Stock. If, upon any voluntary or involuntary liquidation, dissolution or winding-up of the Company, the amounts payable with respect to the Series I Preferred Stock and all other Parity Securities are not paid in full, the holders of the Series I Preferred Stock and the Parity Securities will share equally and ratably in any distribution of assets of the Company in proportion to the full liquidation preference to which each is entitled. After payment of the full amount of the liquidation preferences to which they are entitled, the holders of shares of Series I Preferred Stock will not be entitled to any further participation in any distribution of assets of the Company. Neither the sale, conveyance, exchange or transfer (for cash, shares of stock, securities or other consideration) of all or substantially all of the property or assets of the Company nor the consolidation or merger of the Company with one or more corporations shall be deemed to be a liquidation, dissolution or winding-up of the Company.

  The Certificate of Designations for the Series I Preferred Stock does not contain any provision requiring funds to be set aside to protect the liquidation preference of the Series I Preferred Stock, although such liquidation preference will be substantially in excess of the par value of such shares of Series I Preferred Stock. In addition, the Company is not aware of any provision of Delaware law or any controlling decision of the courts of the State of Delaware (the state of incorporation of the Company) that requires a restriction upon the surplus of the Company solely because the liquidation preference of the Series I Preferred Stock will exceed its par value. Consequently, there will be no restriction upon any surplus of the Company solely because the liquidation preference of the Series I Preferred Stock will exceed the par value and there will be no remedies available to holders of the Series I Preferred Stock before or after the payment of any dividend, other than in connection with the liquidation of the Company, solely by reason of the fact that such dividend would reduce any then existing surplus of the Company to an amount less than the difference between the liquidation preference of the Series I Preferred Stock and its par value.

 Voting Rights

  Holders of the Series I Preferred Stock will have no voting rights with respect to general corporate matters except as provided by law or as set forth in the Certificate of Designations. The Certificate of Designations provides that if dividends on the Series I Preferred Stock are in arrears and unpaid for six quarterly periods (whether or not consecutive), then the number of directors constituting the Board of Directors will be adjusted to permit the holders of the majority of the then outstanding Series I Preferred Stock, voting as a class, to elect one director and a second director if the right to elect a second director is required by the listing requirements of the ASE. Such voting rights will continue until such time as all dividends in arrears on the Series I Preferred Stock are paid in full, at which time the term of the directors elected pursuant to the provisions of this paragraph shall terminate. Such event described above is referred to herein as a "Voting Rights Triggering Event".

  Any vacancy occurring in the office of the director elected by holders of the Series I Preferred Stock may be filled by the departing director unless and until such vacancy shall be filled by such holders.

  The Certificate of Designations also provides that, except as stated above under "--Ranking", the Company will not authorize any class of Senior Stock without the affirmative vote or consent of holders of at least a majority of the shares of Series I Preferred Stock then outstanding, voting or consenting, as the case may be, separately as one class. The Certificate of Designations also provides that the Company may not amend the Certificate of Designations so as to affect adversely the specified rights, preferences, privileges or voting rights of holders of shares of the Series I Preferred Stock, or authorize the issuance of any additional shares of Series I Preferred Stock, without the affirmative vote or consent of the holders of at least a majority of the outstanding Shares of Series I Preferred Stock, voting or consenting, as the case may be, as one class. The holders of at least a majority of the outstanding shares of Series I Preferred Stock, voting or consenting, as the case may be, as one class, may also waive compliance with any provision of the Certificate of Designations. The Certificate of Designations also provides that, except as set forth above, (a) the creation, authorization or issuance of any shares of Parity Securities or Junior Stock or (b) the increase or decrease in the amount of authorized capital stock of any class, including any preferred stock, shall not require the consent of the holders of Series I Preferred Stock and shall not be deemed to affect adversely the rights, preferences, privileges or voting rights of holders of shares of Series I Preferred Stock.

 Merger, Consolidation and Sale of Assets

  Without the affirmative vote or consent of the holders of a majority of the issued and outstanding shares of Series I Preferred Stock, the Company may not consolidate or merge with or into, or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its assets to, any person unless: (a) the entity formed by such consolidation or merger (if other than the Company) or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made shall be a corporation organized or existing under the laws of the United States or any State thereof or the District of Columbia; (b) the Series I Preferred Stock shall be, or be converted into or exchanged for and shall become, shares of such successor, transferee or resulting corporation, having in respect of such successor, transferee or resulting corporation the same powers, preferences and relative participating, optional or other special rights, and the qualifications, limitations or restrictions thereon, that the Series I Preferred Stock had immediately prior to such transaction (provided that if, in accordance with the Certificate of Designations, the Series I Preferred Stock shall become convertible into a different amount or type of securities, cash or other property, such change shall not be deemed to be a change in the powers, preferences and relative participating, optional or other special rights of the Series I Preferred Stock); and (c) immediately after giving effect to such transaction, no Voting Rights Triggering Event shall have occurred or be continuing; provided, however, that the foregoing shall not be applicable to transactions which are subject to the provisions described under "--Conversion Rights--Special Conversion Rights Upon Change of Control".

 Covenant to Report

  Notwithstanding that the Company may not be subject to the reporting requirements of Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Company will file with the Securities and Exchange Commission (the "Commission") and provide the Transfer Agent and the holders of the Series I Preferred Stock with all information, documents and reports specified in Section 13 and Section 15(d) of the Exchange Act.

                      DESCRIPTION OF EXCHANGE DEBENTURES

  The following description of the particular terms of the Exchange Debentures supplements and, to the extent inconsistent therewith, supersedes the description of the general terms of the Debt Securities set forth under the heading "Description of Debt Securities" in the accompanying Prospectus, to which description reference is made.

  The Exchange Debentures will be issued under an Indenture to be dated as of
November 1, 1995, between the Company and      , as trustee (the "Trustee"), a
form of which was filed as an exhibit to the Company's Registration Statement on Form S-3 relating to this Prospectus Supplement, as supplemented by a supplemental indenture to be dated as of November 1, 1995 (as so supplemented, the "Exchange Indenture"). The Exchange Indenture is subject to and is governed by the Trust Indenture Act of 1939, as amended. The following summaries of certain provisions of the Exchange Indenture do not purport to be complete, and, where reference is made to particular provisions of the Exchange Indenture, such provisions, including the definitions of certain terms, are incorporated by reference as a part of such summaries or terms, which are qualified in their entirety by such reference. The definitions of certain capitalized terms used in the Exchange Indenture and in the following summary are set forth under "Description of Debt Securities--Certain Definitions" in the accompanying Prospectus.

  The Exchange Debentures will be unsecured obligations of the Company and will be limited in aggregate principal amount to the aggregate liquidation preference of the Series I Preferred Stock. The Exchange Debentures will be issued only in fully registered form without coupons, in denominations of $1,000 or any integral multiple thereof (other than with respect to additional Exchange Debentures issued in lieu of cash interest as described herein). The Exchange Debentures will be subordinated to all existing and future Senior Indebtedness of the Company.

  The Exchange Debentures will mature on November   , 2007. Each Exchange
Debenture will accrue interest at an annual rate equal to the annual dividend rate of the Series I Preferred Stock from the Exchange Date or from the most recent interest payment date to which interest has been paid or provided for. Interest will be payable semi-annually in cash in arrears on January 1 and July 1 of each year, commencing with the first such date after the Exchange Date. Interest on the Exchange Debentures will be computed on the basis of a 360-day year of twelve 30-day months and the actual number of days elapsed.

  Principal of and premium, if any, and interest on the Exchange Debentures will be payable, and the Exchange Debentures will be exchangeable and transferable, at the office or agency of the Company in The City of New York (which initially will be the Corporate Trust Office of the Trustee); provided, however, that payment of interest may be made at the option of the Company by check mailed to the person entitled thereto as shown on the Register of the Exchange Debentures. No service charge will be made for any registration of transfer or exchange of Exchange Debentures, except for any tax or other governmental charge that may be imposed in connection therewith.

  The Exchange Indenture will not contain any provisions that limit the ability of the Company to incur indebtedness or that afford Holders of the Exchange Debentures protection in the event of a highly leveraged or similar transaction involving the Company, other than as described in the accompanying Prospectus, under "Description of Debt Securities--Certain Covenants of the Company--Limitation on Indebtedness".

 Sinking Fund

  The Exchange Debentures will not be entitled to the benefits of a sinking fund.

 Subordination

  The indebtedness represented by the Exchange Debentures will be subordinated in right of payment to the prior payment in full of all Senior Indebtedness.

  Upon the maturity of any Senior Indebtedness, by lapse of time, acceleration or otherwise, or upon any payment default (with or without the giving of notice or lapse of time or both in accordance with the terms of the instrument governing such Senior Indebtedness, and without any waiver or forgiveness) with respect to any Senior Indebtedness, all obligations with respect to such Senior Indebtedness must first be paid in full, or such payment duly provided for, before any payment is made with respect to the Exchange Debentures or before any acquisition of Exchange Debentures by the Company.

  Upon (i) a default with respect to any Senior Indebtedness (other than under circumstances when the terms of the previous paragraph are applicable), as such default is defined therein or in the instrument under which it is outstanding, permitting the holders of Senior Indebtedness to accelerate the maturity thereof, and (ii) written notice thereof ("Default Notice") given to the Company and the Trustee by the agent or agents under the Credit Agreement, then, unless and until such default shall have been cured or waived by the holders of such Senior Indebtedness or shall have ceased to exist, no direct or indirect payment may be made by the Company with respect to the principal of, premium, if any, or interest on the Exchange Debentures (other than payments made in Junior Securities) or to acquire any of the Exchange Debentures or on account of the redemption provisions of the Exchange Debentures (except mandatory redemption payments made, in accordance with the terms of the Exchange Debentures, in Exchange Debentures acquired by the Company before the Default Notice; provided, however, that such provision shall not prevent the making of any payment (which is not otherwise prohibited by the previous paragraph) for more than 120 days after the Default Notice shall have been given unless the Senior Indebtedness in respect of which such event of default exists has been declared due and payable in its entirety, in which case no such payment may be made until such acceleration has been rescinded or annulled or such Senior Indebtedness has been paid in full. Notwithstanding the foregoing, not more than one Default Notice may be given with respect to Senior Indebtedness within a period of 240 consecutive days.

  The Exchange Indenture will provide that, upon any payment by or distribution of the assets of the Company to creditors upon any dissolution, winding up, liquidation, bankruptcy, reorganization, assignment for the benefit of creditors, or any insolvency, receivership or similar proceeding relating to the Company, all Senior Indebtedness must be paid in full, or such payment duly provided for, before any payment or distribution (other than in Junior Securities) is made on account of the principal of or premium, if any, or interest on the Exchange Debentures.

  By reason of such subordination, in the event of liquidation or insolvency, creditors of the Company who are holders of Senior Indebtedness may recover more, ratably, than other creditors of the Company and creditors of the Company who are not holders of Senior Indebtedness or of the Exchange Debentures may recover more, ratably, than the Holders of the Exchange Debentures.

  A Holder of Exchange Debentures by his acceptance of Exchange Debentures agrees to be bound by such provisions and authorizes and expressly directs the Trustee, on his behalf, to take such action as may be necessary or appropriate to effectuate the subordination provided for in the Exchange Indenture and appoints the Trustee his attorney-in-fact for such purpose.

  The Exchange Indenture does not limit or prohibit the incurrence of additional Senior Debt, which may include indebtedness that is senior to the Exchange Debentures, but subordinate to other obligations of the Company.

  For the purposes of the Exchange Debentures, "Senior Indebtedness" means the principal, premium, if any, interest (including post-petition interest in any proceeding under any Bankruptcy Law, whether or not such interest is an allowed claim enforceable against the debtor in a proceeding under such Bankruptcy Law), penalties, fees and other liabilities payable with respect to
(i) all Debt of the Company, other than the Exchange Debentures and other Debt Securities with which the Exchange Debentures are intended to rank on a parity, whether outstanding on the date of the Exchange Indenture or thereafter created, incurred or assumed, which is (x) for money borrowed, (y) evidenced by a note or similar instrument given in connection with the acquisition of any businesses, properties or assets of any kind or (z) in respect of any Capitalized Lease Obligations and (ii) all renewals, extensions, refundings, increases or refinancings thereof, unless, in the case of clause (i) or (ii) above, the instrument under which the Debt is created, incurred, assumed or guaranteed expressly provides that such Debt is not senior in right of payment of the Exchange Debentures. Notwithstanding anything to the contrary contained in the Exchange Indenture, Senior Indebtedness shall mean and include all amounts of Senior Indebtedness that is such by virtue of clause (i) or (ii) of the foregoing definition that are repaid by the Company and subsequently recovered from the holder of such Senior Indebtedness under any applicable Bankruptcy Laws or otherwise (other than by reasons of some wrongful conduct on the part of the holders of such Debt).

  The amount of Senior Indebtedness outstanding at June 30, 1995, adjusted to give pro forma effect to the transactions described under "Capitalization" and the application of the net proceeds to the Company from the Offerings of the Depositary Shares and the 2005 Notes, would have been approximately $1,768.7 million.

 Optional Redemption

  The Exchange Debentures will be subject to redemption at any time on or
after November   , 1998, at the option of the Company, in whole or in part, on not less than 30 nor more than 60 days' prior notice at the following redemption prices (expressed as percentages of the principal amount), if redeemed during the 12-month period beginning November of the years indicated:

                                               REDEMPTION
            YEAR                                 PRICE
            ----                               ----------
            1998..............................         %
            1999..............................
            2000 and thereafter...............  100.000

in each case together with accrued interest to the redemption date (subject to the right of Holders of record on relevant record dates to receive interest due on an interest payment date). If less than all of the Exchange Debentures are to be redeemed, the Trustee shall select the Exchange Debentures or portions thereof to be redeemed either pro rata or by lot.

  The Credit Agreement currently prohibits the Company from making optional redemptions of the Exchange Debentures other than through the issuance of subordinated indebtedness, preferred stock or common stock.

 Change of Control

  The Exchange Debentures are redeemable, for cash, at the option of the holder upon the occurrence of a "Change of Control" at a redemption price equal to 100% of the principal amount plus accrued and unpaid interest to the date fixed for redemption. A "Change of Control" for purposes of the Exchange Debentures will have the same meaning as set forth above under "Description of Series I Preferred Stock--Conversion Rights--Special Conversion Rights". The holders of Exchange Debentures will not have the option to require the Company to redeem the Exchange Debentures if either (i) the closing price of the Class A Common Stock for five of the ten trading days before the date of the Change
of Control equals or exceeds    % of the then prevailing conversion price or
(ii) the consideration paid for the Class A Common Stock in a transaction constituting the Change of Control consists of cash, securities that are traded on a national securities exchange or quoted on the NASDAQ-NMS, or a combination of cash and such securities and as a result of such Change of Control, the Class A Common Stock becomes convertible into cash and/or such securities, and the aggregate fair market value of such consideration is at
least    % of the then prevailing conversion price in effect immediately before the closing of such transaction. The Company's then existing financial resources may limit its ability to pay cash to the holders of Exchange Debentures upon the occurrence of a Change of Control. In the event that a Change of Control occurs, the Company will comply with all applicable provisions of the Exchange Act and the rules and regulations issued thereunder including, without limitation, Sections 13(c) and 14(c) under the Exchange Act and the rules thereunder.

 Inapplicability of Certain Covenants of the Company

  The covenants described under "Description of Debt Securities--Certain Covenants of the Company" in the accompanying Prospectus shall not apply to the Exchange Debentures.

 Conversion Rights

  The Exchange Debentures will be convertible into Class A Common Stock of the Company, at the option of the holder, at any time prior to redemption or maturity, at a conversion rate equal to the principal amount of the Exchange Debentures surrendered for conversion, divided by the conversion price then in effect (that is, the conversion price set forth on the cover page of this Prospectus Supplement, as subsequently adjusted). The right to convert Exchange Debentures called for redemption will terminate at the close of business on the fifth business day preceding the date fixed for redemption and will be lost if not exercised prior to that time. For information as to notices of redemption, see "--Optional Redemption."

  The registered holders of Exchange Debentures at the close of business on an interest payment record date will be entitled to receive the interest payable on the Exchange Debentures on the corresponding interest payment date notwithstanding the conversion of the Exchange Debentures after the record date or, subject to certain provisions applicable to defaulted interest, the Company's default in payment of the interest due on the interest payment date. Notwithstanding the foregoing, Exchange Debentures surrendered for conversion during the period from the close of business on any record date for the payment of interest to the opening of business on the corresponding interest payment date (except Exchange Debentures called for redemption on a redemption date during such period) must be accompanied by payment of an amount equal to the interest payable on that interest payment date. Subject to certain provisions applicable to defaulted interest, the interest payment with respect to an Exchange Debenture called for redemption on a redemption date during the period from the close of business on any record date for the payment of interest to the opening of business on the corresponding interest payment date will be payable on that interest payment date to the registered holder at the close of business on that interest payment record date notwithstanding the conversion of such Exchange Debenture after such interest payment record date and prior to the interest payment date, and the Exchange Debentureholder converting the Exchange Debenture need not make a payment equal to the interest payment amount upon surrender of the Exchange Debenture for conversion. Exchange Debentureholders on an interest payment record date who convert Exchange Debentures on or after the corresponding interest payment date will receive the interest payable by the Company on that date and need not include payment in the amount of such interest upon surrender of those Exchange Debentures for conversion. Except as described above, no payment or adjustment is to be made on conversion for interest accrued on the Exchange Debentures or for dividends on the Class A Common Stock issued on conversion.

  The Company will not issue fractional shares of Class A Common Stock upon conversion of Exchange Debentures and, in lieu thereof, will pay a cash adjustment based upon the last reported sales price of the Class A Common Stock (determined as set forth in the Exchange Indenture) on the last trading day prior to the date of conversion.

  The conversion price is subject to adjustment in a manner comparable to the adjustment described under "Description of Series I Preferred Stock-- Conversion Rights--General".

  In the case of (i) any consolidation of the Company with, or merger of the Company into, any other entity, (ii) any merger of another entity into the Company (other than a merger which does not result in any reclassification, conversion, exchange or cancellation of outstanding shares of Class A Common Stock of the Company), or (iii) any sale or transfer of all or substantially all of the assets of the Company, each holder of an Exchange Debenture then outstanding shall have the right thereafter to convert such Exchange Debenture only into the kind and amount of securities, cash and other property receivable upon such consolidation, merger, sale or transfer by a holder of the number of shares of Class A Common Stock of the Company into which such

Exchange Debenture might have been converted immediately prior to such consolidation, merger, sale or transfer, assuming such holder of Class A Common Stock of the Company is not an entity with which the Company consolidated or into which the Company merged or which merged into the Company or to which such sale or transfer was made, as the case may be (a "constituent entity"), or an affiliate of a constituent entity and failed to exercise his rights of election, if any, as to the kind or amount of securities, cash or other property receivable upon such consolidation, merger, sale or transfer (provided that if the kind or amount of securities, cash and other property receivable upon such consolidation, merger, sale or transfer is not the same for each share of Common Stock of the Company held immediately prior to such consolidation, merger, sale or transfer by other than a constituent entity or an affiliate thereof and in respect of which such rights of election shall not have been exercised ("nonelecting share"), then the kind and amount of securities, cash and other property receivable upon such consolidation, merger, sale or transfer by each nonelecting share shall be deemed to be the kind and amount so receivable per share by a plurality of the nonelecting shares). In the case of a cash merger of the Company into another corporation or any other cash transaction of the type mentioned above, the effect of these provisions would be that thereafter each Exchange Debenture would be convertible at the conversion price in effect immediately prior to such merger or transaction into the same amount of cash per share as the holder of such Exchange Debenture would have received if such Exchange Debenture had been converted into Class A Common Stock immediately prior to the effective date of such cash merger or transaction. If necessary, appropriate adjustment shall be made in the application of the provisions set forth in this Prospectus Supplement with respect to the rights and interests thereafter of the holders of Exchange Debentures to the end that the provisions set forth in this Prospectus Supplement shall thereafter correspondingly be made applicable, as nearly as may reasonably be, in relation to any shares of stock or other securities or property thereafter deliverable on the conversion of the Exchange Debentures.

                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

  In the opinion of Sullivan & Cromwell, counsel to the Company ("Counsel"), the following discussion sets forth the material anticipated federal income tax consequences of the purchase, ownership and disposition of the Depositary Shares, Exchange Debentures and Class A Common Stock. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), the final, temporary and proposed regulations promulgated thereunder, and administrative rulings and judicial decisions now in effect, all of which are subject to change (possibly with retroactive effect) or different interpretations. This summary does not purport to deal with all aspects of federal income taxation that may be relevant to an investor's decision to purchase and it is not intended to be applicable to all categories of investors, some of which, such as dealers in securities, banks, insurance companies, tax-exempt organizations, foreign persons, persons that hold Depositary Shares, Exchange Debentures or Class A Common Stock as part of a straddle or conversion transaction or holders subject to the alternative minimum tax, may be subject to special rules. In addition, the summary is limited to persons that will hold the Depositary Shares, any Exchange Debentures received in exchange therefor or shares of Class A Common Stock received on a conversion of Depositary Shares or Exchange Debentures as "capital assets" (generally, property held for investment) within the meaning of Section 1221 of the Code. Holders should note that Counsel's opinion is not binding on the Internal Revenue Service (the "Service") and there can be no assurance that the Service will take a similar view with respect to the tax consequences described below. No ruling has been or will be requested by the Company from the Service on any tax matters relating to the Depositary Shares, Exchange Debentures or Class A Common Stock. ALL PROSPECTIVE PURCHASERS OF DEPOSITARY SHARES ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF DEPOSITARY SHARES, EXCHANGE DEBENTURES AND CLASS A COMMON STOCK.

DISTRIBUTIONS ON DEPOSITARY SHARES

  The Company believes that it does not presently have any current or accumulated earnings and profits ("earnings and profits") as determined under U.S. federal income tax principles and that it is unlikely to have earnings and profits for several years. As a result, until such time as the Company does have earnings and profits, distributions with respect to the Depositary Shares will not qualify as dividends for federal income tax purposes and will not be eligible for the dividends-received deduction. Instead, such distributions on the Depositary Shares will be treated as a nontaxable return of capital and will be applied against and reduce the adjusted tax basis of the Depositary Shares in the hands of each holder (but not below zero), thus increasing the amount of any gain (or reducing the amount of any loss) which would otherwise be realized by such holder upon the disposition of such Depositary Shares. The amount of any such distribution which exceeds the adjusted tax basis of the Depositary Shares in the hands of the holder will be treated as capital gain and will be long-term capital gain if the stockholder's holding period for such Depositary Shares exceeds one year.

TREATMENT OF DISTRIBUTIONS OUT OF EARNINGS AND PROFITS

  If the Company were to have earnings and profits, distributions on Depositary Shares would be treated as dividends to holders to the extent of the Company's earnings and profits. Under Section 243 of the Code, corporate stockholders generally would be able to deduct 70% of the amount of any distribution qualifying as a dividend. There are, however, many exceptions and restrictions relating to the availability of such dividends-received deduction such as restrictions relating to (i) the holding period of stock, dividends on which are sought to be deducted, (ii) debt-financed portfolio stock, (iii) dividends treated as "extraordinary dividends" for purposes of Section 1059 of the Code, and (iv) taxpayers that pay alternative minimum tax. Corporate stockholders should consult their own tax advisors regarding the extent, if any, to which such exceptions and restrictions may apply to their particular factual situation.

  Additionally, if the Company were to have earnings and profits, the excess of the liquidation preference over the issue price of the Depositary Shares, if any, would be treated as received by a holder as dividends over the term of the Depositary Shares (or, possibly, the period to an earlier call date) to the extent such excess was considered an unreasonable redemption premium. Regulations regarding the taxation of redemption premium currently exist in both final and proposed form. While the proposed regulations will, by their terms, only apply to stock issued on or after the date new final regulations are adopted, there is uncertainty as to whether similar rules currently apply and which rules will apply at the time of any future distribution of Depositary Shares in lieu of payment of cash. Holders should consult their own tax advisors regarding the application of the redemption premium rules to their particular situation.

ADJUSTMENTS TO CONVERSION RATIO

  Pursuant to the terms of the Depositary Shares and the Exchange Debentures, the number of shares of Class A Common Stock to which a holder of Depositary Shares or Exchanges Debentures is entitled upon conversion may be adjusted upon the occurrence of certain specified events. Holders should consult their own tax advisors regarding the possible U.S. federal income tax consequences of a change in the conversion ratio of Depositary Shares or Exchange Debentures.

REDEMPTION, SALE OR EXCHANGE FOR EXCHANGE DEBENTURES

  A sale or redemption of the Depositary Shares for cash will be a taxable transaction on which a holder will generally recognize capital gain or loss (except to the extent of cash payments received on the exchange that are attributable to declared dividends which will be treated in the same manner as distributions described above). The gain or loss recognized on such exchange will generally be equal to the difference between the amount realized by the holders of the Depositary Shares and such holder's adjusted tax basis in the Depositary Shares surrendered in the redemption. Different rules may apply to holders that continue to own stock of the Company, actually or constructively, following the redemption.

  A redemption of Depositary Shares in exchange for Exchange Debentures will be subject to the same general rules as a redemption for cash, except that the holder would have capital gain or loss equal to the difference between the issue price of the Exchange Debentures received and the holder's adjusted tax basis in the Depositary Shares redeemed. The issue price of the Exchange Debentures would be determined in the manner described below under "--Original Issue Discount" for purposes of computing original issue discount (if any) on the Exchange Debentures.

  Depending upon a holder's particular circumstances, the tax consequences of holding Exchange Debentures may be less advantageous than the tax consequences of holding Depositary Shares because, for example, payments of interest on the Exchange Debentures will not be eligible for any dividends-received deduction that may be available to corporate holders and because, as discussed below, Exchange Debentures may be issued with original issue discount ("OID").

CONVERSION OF DEPOSITARY SHARES INTO SHARES OF CLASS A COMMON STOCK

  No gain or loss will be recognized by a holder that converts Depositary Shares into Class A Common Stock pursuant to the conversion feature of the Depositary Shares (including a conversion pursuant to the special conversion rights upon a Change of Control). Such holder's tax basis in the Class A Common Stock received upon conversion will be the same as the holder's tax basis in the Depositary Shares converted into Class A Common Stock reduced by any amount received in lieu of a fractional share of Class A Common Stock, and such holder's holding period for such Class A Common Stock will include the holder's holding period for the Depositary Shares so converted. A holder receiving cash in lieu of a fractional share of Class A Common Stock will recognize gain or loss in an amount equal to the difference between the amount of cash so received and the holder's tax basis in the converted Depositary Shares allocable to the fractional share of Class A Common Stock. Any such gain or loss will be capital gain or loss and will be long-term gain or loss if the holder's holding period in the converted Depositary Shares exceeds one year.

ORIGINAL ISSUE DISCOUNT

  If the Depositary Shares are exchanged for Exchange Debentures at a time when the stated redemption price at maturity of the Exchange Debentures exceeds their issue price by more than a de minimis amount, the Exchange Debentures will be treated as having OID equal to the entire amount of such excess. If the Exchange Debentures are deemed to be traded on an established securities market on or at any time during the 60-day period ending 30 days after their issue date, the issue price of the Exchange Debentures will be their fair market value as determined as of their issue date. Subject to certain limitations described in the regulations, the Exchange Debentures will be deemed to be traded on an established securities market if, among other things, price quotations are readily available from dealers, brokers or traders. Similarly, if the Depositary Shares, but not the Exchange Debentures issued and exchanged therefor, are deemed to be traded on an established securities market at the time of the exchange, then the issue price of each Exchange Debenture should be the fair market value of the Depositary Shares exchanged therefor at the time of the exchange. The Depositary Shares will generally be deemed to be traded on an established securities market if it appears on a system of general circulation that provides a reasonable basis to determine fair market value based either on recent price quotations or recent sales transactions. In the event that neither the Depositary Shares nor the Exchange Debentures are deemed to be traded on an established securities market, the issue price of the Exchange Debentures will be their stated principal amount or, in the event the Exchange Debentures do not bear "adequate stated interest" within the meaning of Section 1274 of the Code, their "imputed principal amount," which is generally the sum of the present values of all payments due under the Exchange Debentures, discounted from the date of payment to their issue date at the appropriate "applicable federal rate."

  The stated redemption price at maturity of the Exchange Debentures would equal the total of all payments required to be made thereon, other than payments of qualified stated interest. Qualified stated interest generally is stated interest that is unconditionally payable in cash or other property (other than debt instruments of the issuer) at least annually at a single fixed rate.

  In the event the Exchange Debentures are not issued with OID, because they are issued at a time when the redemption price of the Exchange Debentures does not exceed their issue price by more than a de minimis amount, stated interest should be included in income by a holder in accordance with such holder's method of accounting.

BOND PREMIUM ON EXCHANGE DEBENTURES RECEIVED IN EXCHANGE

  If at the time the Depositary Shares are exchanged for Exchange Debentures the holder's tax basis in any such Exchange Debenture exceeds the amount payable at the maturity date, such excess may constitute amortizable bond premium which the holder may elect to amortize over the term of the Exchange Debenture on a constant yield method (except to the extent attributable under applicable regulations to the right to convert Exchange Debentures into Class A Common Stock). In the case of an obligation, such as an Exchange Debenture, that may be called at declining premiums prior to maturity, an earlier call date is treated as its maturity date and the amount of amortizable bond premium is determined by treating the amount payable on such call date as the amount payable at maturity if such calculation produces a smaller amortizable bond premium than the method described in the preceding sentence. If a holder of an Exchange Debenture is required to amortize and deduct bond premium by reference to a call date, the Exchange Debenture will be treated as maturing on such date for the amount payable, and, if not redeemed on such date, the Exchange Debenture will be treated (for purposes of the bond premium rules) as reissued on such date for the amount so payable. A holder who elects to amortize bond premium must reduce its tax basis in the Exchange Debentures by the amount so amortized, and the amount amortized in any year will be treated as a reduction of interest income on the Exchange Debenture. The election to amortize premium applies to all obligations owned or acquired by the holder in the current and all subsequent tax years and may not be revoked without the consent of the Service. Bond premium on an Exchange Debenture held by a holder that does not make such an election will decrease the gain or increase the loss otherwise recognized on disposition of the Exchange Debenture.

ACQUISITION PREMIUM

  A holder of an Exchange Debenture issued with OID who purchases such Exchange Debenture for an amount that is greater than its adjusted issue price but equal to or less than the sum of all amounts payable on the Exchange Debenture after the purchase date other than payments of qualified stated interest will be considered to have purchased such Exchange Debenture at an "acquisition premium". Under the acquisition premium rules, the amount of OID which such holder must include in income with respect to such Exchange Debenture for any taxable year will be reduced by the portion of such acquisition premium properly allocable to such year.

MARKET DISCOUNT ON RESALE OF EXCHANGE DEBENTURES

  Holders of Exchange Debentures should be aware that a disposition of the Exchange Debentures may be affected by the market discount provisions of Sections 1276-1278 of the Code. These rules generally provide that if a holder acquires Exchange Debentures (other than in an original issuance) at a market discount which equals or exceeds one-fourth of one percent of the stated redemption price of the Exchange Debenture at maturity multiplied by the number of remaining years to maturity and thereafter recognizes gain upon a disposition of the Exchange Debentures, the lesser of (i) such gain or (ii) the portion of the market discount which accrued while the Exchange Debenture was held by such holder will be treated as ordinary income at the time of the disposition. For these purposes, market discount means the excess (if any) of the stated redemption price at maturity (or, if the Exchange Debenture is issued with OID, the Exchange Debenture's revised issue price which is the sum of the issue price of the Exchange Debenture and the aggregate amount of OID includible in the gross income of all previous holders of the Exchange Debenture) over the basis of such Exchange Debenture immediately after its acquisition by the holder. A holder of an Exchange Debenture may elect to include any market discount in income currently rather than upon disposition of the Exchange Debenture. This election once made applies to all market discount obligations acquired on or after the first taxable year to which the election applies, and may not be revoked without the consent of the Service.

  A holder of any Exchange Debenture who acquired such Exchange Debenture at a market discount generally will be required to defer the deduction of a portion of the interest on any indebtedness incurred or maintained to purchase or carry such Exchange Debenture until the market discount is recognized upon a subsequent disposition of such Exchange Debenture. Such a deferral is not required, however, if the holder elects to include accrued market discount in income currently.

ELECTION TO TREAT ALL INTEREST AS ORIGINAL ISSUE DISCOUNT

  A holder may elect to include in gross income all interest that accrues on an Exchange Debenture using the constant yield method described above under the heading "Original Issue Discount". Holders should consult their own tax advisors regarding the manner and advisability of making this election.

REDEMPTION OR SALE OF EXCHANGE DEBENTURES

  Generally, any redemption (including a redemption at the option of a holder upon a Change of Control) or sale of Exchange Debentures by a holder will result in taxable gain or loss equal to the difference between the amount of cash received (except to the extent the cash received is attributable to accrued interest) and the holder's adjusted tax basis in such Exchange Debentures. The adjusted tax basis of a holder who received such Exchange Debentures in exchange for the Depositary Shares will generally be equal to the issue price of such Exchange Debentures, increased by any OID or market discount on the Exchange Debentures included in such holder's income prior to their sale or redemption, and reduced by any bond premium previously allowed as an offset to interest payments on such Exchange Debentures and any cash payments on the Exchange Debentures other than qualified stated interest. Such gain or loss would be capital gain or loss if the Exchange Debentures were held as a capital asset and would be long-term gain or loss if the holder's holding period exceeded one year.

APPLICABLE HIGH YIELD DISCOUNT OBLIGATIONS

  Pursuant to Section 163 of the Code a portion of the OID accruing on certain debt instruments may be treated as a dividend eligible for the dividends-received deduction and the corporation issuing such debt instrument would not be entitled to deduct the "disqualified portion" of the OID accruing on such debt instrument and would be allowed to deduct the remainder of the OID only when paid.

  This treatment would apply to "applicable high yield discount obligations" ("AHYDO"), that is, debt instruments that have a term of more than five years, have a yield to maturity that equals or exceeds five percentage points over the "applicable federal rate" and have "significant" OID. A debt instrument is treated as having "significant" OID if the aggregate amount that would be includible in gross income with respect to such debt instrument for periods before the close of any accrual period ending after the date five years after the date of issue exceeds the sum of (i) the aggregate amount of interest to be paid in cash under the debt instrument before the close of such accrual period and (ii) the product of the initial issue price of such debt instrument and its yield to maturity. Because the amount of OID, if any, attributable to the Exchange Debentures will be determined at the time such Exchange Debentures are issued and the applicable federal rate at the time the Exchange Debentures are issued is not predictable, it is impossible to determine at the present time whether an Exchange Debenture will be treated as an AHYDO.

  If an Exchange Debenture is treated as an AHYDO, a holder would be treated as receiving dividend income (to the extent of the Company's current and accumulated earnings and profits) solely for purposes of the dividends-received deduction in an amount equal to the "dividend equivalent portion" of the "disqualified portion" of the OID of such AHYDO. The "disqualified portion" of the OID is equal to the lesser of (i) the amount of OID or (ii) the portion of the "total return" (the excess of all payments to be made with respect to such obligation over its issue price) on such obligation that bears the same ratio to the obligation's total return as the "disqualified yield" (the extent to which the yield exceeds the applicable federal rate plus 6%) bears to the obligation's yield to maturity. The dividend equivalent portion of the disqualified portion is the amount thereof that would be treated as a dividend if distributed by the issuer with respect to its stock. The Company's deduction for OID will be substantially deferred with respect to an Exchange Debenture that is treated as an AHYDO. In addition, such deduction will be disallowed if and to the extent that the yield on such AHYDO exceeds the applicable federal rate by more than 6%.

CONVERSION OF EXCHANGE DEBENTURES INTO SHARES OF CLASS A COMMON STOCK

  No gain or loss will be recognized by a holder that converts Exchange Debentures into Class A Common Stock pursuant to the conversion feature of the Exchange Debentures. Such holder's tax basis in the Class A Common Stock received upon conversion will be the same as the holder's tax basis in the Exchange Debenture converted into Class A Common Stock reduced by any amount received in lieu of a fractional share of Class A Common Stock, and such holder's holding period for such Class A Common Stock will include the holder's holding period for the Exchange Debentures so converted. A holder receiving cash in lieu of a fractional share of Class A Common Stock will recognize gain or loss in an amount equal to the difference between the amount of cash so received and the holder's tax basis in the converted Exchange Debenture allocable to the fractional share of Class A Common Stock. Any such gain or loss will be capital gain or loss and will be long-term gain or loss if the holder's holding period in the converted Exchange Debenture exceeds one year.

DISTRIBUTIONS ON SHARES OF CLASS A COMMON STOCK

  Distributions on shares of Class A Common Stock will be taxed in the same manner as distributions on Depositary Shares as described above in "-- Distributions on Depositary Shares" and the first paragraph of "--Treatment of Distributions out of Earnings and Profits".

SALE OF SHARES OF CLASS A COMMON STOCK

  Generally, the sale of shares of Class A Common Stock by a holder will result in taxable gain or loss equal to the difference between the amount of cash received and the holder's adjusted tax basis (determined in the manner described above in "--Conversion of Depositary Shares into Shares of Class A Common Stock") in such shares of Class A Common Stock. Such gain or loss will be capital gain or loss if the shares of Class A Common Stock were held as a capital asset and would be long-term gain or loss if the holder's holding period in such shares exceeds one year.

BACKUP WITHHOLDING

  In general, a noncorporate holder of Depositary Shares or Exchange Debentures will be subject to backup withholding at the rate of 31% with respect to reportable payments of dividends, interest, or OID accrued with respect to, or the proceeds of a sale, exchange or redemption of, Depositary Shares or Exchange Debentures, as the case may be, if the holder fails to provide a taxpayer identification number or certification of foreign or other exempt status or fails to report in full dividend and interest income. Amounts paid as backup withholding do not constitute an additional tax and will be credited against the holder's federal income tax liabilities.

                                 UNDERWRITING

  Subject to the terms and conditions set forth in the Underwriting Agreement, the Company has agreed to sell to each of the Underwriters named below, and each of the Underwriters has severally agreed to purchase, the number of Depositary Shares set forth opposite its name below. The Underwriters are committed to purchase all of the Depositary Shares if any are purchased.

                                                                   NUMBER OF
        UNDERWRITER                                            DEPOSITARY SHARES
        -----------                                            -----------------
   Bear, Stearns & Co. Inc...................................
   Merrill Lynch, Pierce, Fenner & Smith
        Incorporated.........................................
   Morgan Stanley & Co. Incorporated.........................
                                                                   --------
        Total................................................
                                                                   ========

  The Underwriters have advised the Company that they propose initially to offer the Depositary Shares to the public at the initial public offering price set forth on the cover page of this Prospectus Supplement, and in part to
certain dealers at such price less a concession not in excess of $   per
share, and the Underwriters may allow, and such dealers may reallow, a
discount not in excess of $   per share on sales to certain other dealers.
After the initial public offering, the public offering price, concession and reallowance may be changed by the Underwriters. The Depositary Shares are offered subject to receipt and acceptance by the Underwriters and to certain other conditions, including the right to reject orders in whole or in part.

  The Company has agreed with the Underwriters that it will not, without the prior written consent of the Underwriters, offer, sell, contract to sell or otherwise dispose of any Class A Common Stock (except for shares issuable in connection with the acquisition of Cablevision of Boston described under "Recent Developments" or issuable upon conversion of securities or exercise of warrants and options outstanding as of the date of this Prospectus Supplement or pursuant to employee benefit plans) or preferred stock (except for any Series D Preferred Stock, or the preferred stock to be issued in the Proposed V Cable Transactions) or warrants, rights or options exercisable at any time therefore for a period of 90 days after the date of this Prospectus Supplement.

  Application has been made to list the Depositary Shares and the Class A Common Stock issuable in respect of the Depositary Shares on the ASE.

  Each of Bear, Stearns & Co. Inc. ("Bear Stearns") and Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") has from time to time provided investment banking services to the Company (and in the case of Merrill Lynch, Charles F. Dolan) in connection with various transactions and proposed transactions. In addition, Bear Stearns, Merrill Lynch and Morgan Stanley & Co. Incorporated were the initial purchasers in the offering of the Company's Series G Preferred Stock in September 1995 and are among the prospective underwriters of the Company's 2005 Notes.

  The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act.

            VALIDITY OF DEPOSITARY SHARES AND CLASS A COMMON STOCK

  The validity of the Depositary Shares offered hereby and of the Class A Common Stock issuable upon conversion of the Depositary Shares will be passed upon for the Company by Sullivan & Cromwell, New York, New York and for the Underwriters by Shearman & Sterling, New York, New York.

================================================================================

 NO DEALER, SALESMAN OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE DEPOSITARY SHARES OFFERED HEREBY IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS NOT BEEN A CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                                ---------------

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                                                            PAGE
                                                                            ----
Summary....................................................................  S-3
The Company................................................................ S-12
Recent Developments........................................................ S-14
Use of Proceeds............................................................ S-18
Capitalization............................................................. S-19
Condensed Pro Forma Consolidated
 Financial Information..................................................... S-21
Price Range of Class A Common Stock and Dividend Policy.................... S-28
Description of Depositary Shares........................................... S-29
Description of Series I Preferred Stock.................................... S-29
Description of Exchange Debentures......................................... S-38
Certain Federal Income Tax Considerations.................................. S-42
Underwriting............................................................... S-48
Validity of Depositary Shares and Class A Common Stock..................... S-48

                                  PROSPECTUS

Available Information......................................................    2
Incorporation of Certain Documents by
 Reference.................................................................    2
The Company................................................................    3
Risk Factors...............................................................    3
Use of Proceeds............................................................    8
Ratio of Earnings to Fixed Charges.........................................    9
Description of Debt Securities.............................................    9
Description of Capital Stock...............................................   23
Description of Depositary Shares...........................................   29
Description of Warrants....................................................   31
Plan of Distribution.......................................................   32
Validity of the Securities.................................................   33
Experts....................................................................   33

================================================================================

                              [LOGO] CABLEVISION

                               12,000,000 SHARES

                              CABLEVISION SYSTEMS
                                  CORPORATION

                               DEPOSITARY SHARES
                              EACH REPRESENTING A
                       ONE-TENTH INTEREST IN A SHARE OF
                            % SERIES I CUMULATIVE
                           CONVERTIBLE EXCHANGEABLE
                                PREFERRED STOCK

                                ---------------

                             PROSPECTUS SUPPLEMENT

                                ---------------

                           BEAR, STEARNS & CO. INC.
                              MERRILL LYNCH & CO.
                             MORGAN STANLEY & CO.
                                 INCORPORATED

                               November   , 1995

================================================================================